Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

between

United Rentals (North America), Inc.,

and

HTS Acquisition, Inc.

December 22, 2006

i

ARTICLE V PRE-CLOSING COVENANTS		34
5.1	Efforts	34
5.2	Approvals, Consents, Contracts and Communication	34
5.3	Operation of Business	35
5.4	Access	37
5.5	Exclusivity	38
5.6	Press Releases and Public Announcements	38
5.7	Financing	39
5.8	Intercompany Accounts	39
5.9	Delivery of Certain Contracts	39

ARTICLE VI CLOSING CONDITIONS		40
6.1	Conditions to the Buyer’s Obligations	40
6.2	Conditions to the Seller’s Obligations	41

ARTICLE VII TERMINATION		42
7.1	Termination Events	42
7.2	Effect of Termination	43

ARTICLE VIII EMPLOYEES AND EMPLOYEE BENEFITS		43
8.1	Continued Employment	43
8.2	Company Employee Benefit Plans	44
8.3	Welfare Benefits	44
8.4	Credit for Service	44
8.5	Preexisting Conditions; Coordination	45
8.6	Vacation	45
8.7	COBRA	46
8.8	WARN	46
8.9	Benefits Coverage	46
8.10	Account Balances	46
8.11	No Third Party Rights	47

ARTICLE IX POST-CLOSING COVENANTS		47
9.1	Mail and Receivables	47
9.2	Retention of and Access to Books and Records and Personnel	48
9.3	Noncompetition, Nonsolicitation and Confidentiality Covenants	49
9.4	Release of Bonds	53
9.5	Use and Ownership of UR Intellectual Property	55
9.6	Assistance with Contracts and Assets	57
9.7	Insurance	57

ARTICLE X INDEMNIFICATION		58
10.1	Indemnification by the Seller	58
10.2	Indemnification by the Buyer	59
10.3	Survival and Time Limitations	60
10.4	Limitations on Indemnification	61
10.5	Third-Party Claims	62
10.6	Environmental Claims	63
10.7	Cooperation	66

10.8	Other Indemnification Matters	66
10.9	Exclusive Remedy	67
10.10	Materiality Standard; Risk Allocation	67
10.11	Release	67

ARTICLE XI TAX MATTERS		67
11.1	Tax Periods Ending on or Before the Closing Date	67
11.2	Tax Periods Beginning Before and Ending After the Closing Date	68
11.3	Cooperation on Tax Matters	68
11.4	Certain Taxes	69
11.5	Section 338(h)(10) Election; Tax Treatment of Purchase and Sale of Partnership Interests	70
11.6	Tax Refunds	70
11.7	Tax Sharing Agreements	71
11.8	Tax Indemnification by Seller	71
11.9	Tax Indemnification by Buyer and Companies	71

ARTICLE XII MISCELLANEOUS		72
12.1	Further Assurances	72
12.2	No Third-Party Beneficiaries	72
12.3	Entire Agreement	72
12.4	Successors and Assigns	72
12.5	Counterparts	73
12.6	Notices	73
12.7	Governing Law; Jurisdiction; Waiver of Jury Trial	74
12.8	Amendments and Waivers	75
12.9	Severability	75
12.10	Expenses	75
12.11	Interpretation	75
12.12	Specific Performance	76
12.13	Time Is of the Essence	76

EXHIBITS

A	IT Services Agreement
B	Transitional Services Agreement

SCHEDULES

3.1	Qualification
3.2	Seller Authority
3.3	No Conflicts
3.4	Capitalization of the Companies
3.5(a)	Financial Statements
3.5(b)	Undisclosed Liabilities
3.5(e)	Pro Forma Adjustments
3.6	Certain Changes
3.7	Title to Assets

3.8	Tangible Personal Property; Condition; Sufficiency of Assets
3.9	Taxes
3.10	Real Property
3.11(a)	Intellectual Property
3.11(b)	Owned Intellectual Property
3.11(c)	Licensed Intellectual Property
3.12(a)	Material Contracts
3.12(b)	Validity of Material Contracts
3.13	Employee Benefits
3.14(b)	Labor and Employment Matters
3.15	Litigation
3.16(a)	Compliance with Laws
3.16(b)	Permits
3.17	Environmental
3.18	Related Party Transactions
3.19	Customers and Suppliers
3.21	Insurance
4.1	Buyer Authority
4.2	No Conflicts
5.2(b)	Certain Consents
8.1	Retained Employees
8.9	Severance
11.5	Tax Allocation

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of December 22, 2006, by and between United Rentals (North America), Inc., a Delaware corporation (the “Seller”), and HTS Acquisition, Inc., a Delaware corporation (the “Buyer”).

STATEMENT OF PURPOSE

The Seller owns all of the capital stock of United Rentals Highway Technologies, Inc., a Massachusetts corporation (“URHT Inc.”). The Seller owns, directly or indirectly, all of the limited partnership interests and general partnership interests in United Rentals Highway Technologies, L.P., a Texas limited partnership (“URHT LP” and, together with URHT Inc., the “Companies” and each, individually, a “Company”). The Buyer has agreed to purchase from the Seller and its Affiliates, and the Seller has agreed to sell, or cause to be sold, to the Buyer, all of the outstanding capital stock of URHT Inc. and all of the limited partnership interests and general partnership interests in URHT LP for the consideration and on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the various representations, warranties, covenants and other agreements and undertakings of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

In addition to any other terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

“338(h)(10) Election” is defined in Section 11.5(a).

“Accounts Receivable” means all trade and other accounts receivable (whether billed or unbilled) of either Company in respect of the Business.

“Acquired Restricted Business” is defined in Section 9.3(a).

“Acquired UR Business” is defined in Section 9.3(b).

“Acquisition Proposal” is defined in Section 5.5.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise; provided that, with respect to Buyer, Holding, Wynnchurch and Oak Hill (and their respective Affiliates) shall be considered Affiliates of Buyer, except as provided in Section 9.3(b).

“Agreement” is defined in the opening paragraph.

“Allocation” is defined in Section 11.5(c).

“Assets” means all of the properties and assets (a) owned or leased by either Company, (b) used or held for use by either Company or the Seller or any of its Affiliates primarily in connection with the Business (wherever located), (c) used or held for use by either Company or the Seller or any of its Affiliates in connection with the Business to the extent such properties or assets are located at any branch location of the Business or located at any job site of the Business, (d) shown on the Interim Balance Sheet or acquired by either Company after the Interim Balance Sheet Date, except for properties and assets disposed of in the ordinary course of business since the Interim Balance Sheet Date or otherwise disposed of in compliance with Section 5.3, or (e) the assets and properties (or the proceeds from the sale of such assets and properties) of the Shelton and Kingston Closed Branches and any other Closed Branches closed by the Seller from and after October 26, 2006. Notwithstanding the foregoing, “Assets” shall not include any Excluded Assets.

“Base Amount” is defined in Section 2.2(a).

“Basket” is defined in Section 10.4.

“Business” means any business conducted by the Companies since January 1, 2005 for which revenue is reflected in the Proforma P&Ls, including the highway technology business of the Companies (and all related businesses and services), which includes (a) manufacturing, rental and sales of barricades, signs and related equipment in connection with highway construction, maintenance or repairs; (b) manufacturing, sales, service and installation of permanent signs and pavement marking for highway systems; (c) highway guardrail installation and maintenance; and (d) traffic control planning. For the avoidance of doubt, the “Business” does not include Trench Shoring Activities.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in Greenwich, Connecticut or Chicago, Illinois.

“Buyer” is defined in the opening paragraph.

“Buyer Capex Requirements” is defined in Section 5.3.

“Buyer Change of Control” means a transaction pursuant to which ownership of more than fifty percent (50%) of the voting equity securities of Holding or Buyer or ownership of more than fifty percent (50%) of the consolidated assets of Holding or Buyer is acquired, directly or indirectly, by a Person (or group of Persons) not an Affiliate of Holding or Buyer as of the Closing Date through (a) a tender or exchange offer, merger, consolidation, share exchange or other business combination, (b) a sale of securities, recapitalization, liquidation or dissolution or (c) a sale of assets.

“Buyer Health Plans” is defined in Section 8.5.

“Buyer Indemnified Parties” is defined in Section 10.1.

“Buyer Restricted Employees” is defined in Section 9.3(c).

“Buyer’s 401(k) Plan” is defined in Section 8.10.

“Buyer’s Calculation Documents” is defined in Section 2.4(a).

“Cap” is defined in Section 10.4.

“Cash” means cash, certificates of deposit, bank deposits, negotiable instruments, marketable securities or other cash equivalents held by either Company as of the Effective Time, in each case, net of any overdrafts and as adjusted for any deposits in transit, any outstanding checks and any other proper reconciling items; provided that all of the foregoing items shall be reduced by any cost, fees and other expenses required to liquidate the same or remove restrictions on the same, if any.

“Change of Control” means a transaction pursuant to which ownership of more than fifty percent (50%) of the voting equity securities of the Seller or United Rentals, Inc. or ownership of more than fifty percent (50%) of the consolidated assets of the Seller or United Rentals, Inc. (other than the Companies and the Assets) is acquired, directly or indirectly, by a Person (or group of Persons) not an Affiliate of United Rentals, Inc. as of the Closing Date through (a) a tender or exchange offer, merger, consolidation, share exchange or other business combination, (b) a sale of securities, recapitalization, liquidation or dissolution or (c) a sale of assets.

“Closed Branches” means (i) the branches of the Business in Salt Lake City, Utah; Albuquerque, New Mexico; Pilot Mountain, North Carolina; Apollo, Pennsylvania; Depew, New York; Kingston, Massachusetts; Oklahoma City, Oklahoma; Reno, Nevada; Shelton, Connecticut; Kansas City, Missouri; Moline, Illinois; Douglasville, Georgia; Remerton, Georgia; and Cheyenne, Wyoming and (ii) any other branches that are closed by the Seller in accordance with Section 5.3 (other than the Companies’ North Dakota branches or the Billings, Montana branch).

“Closing” is defined in Section 2.3.

“Closing Balance Sheet” is defined in Section 2.4(a).

“Closing Date” is defined in Section 2.3.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code § 4980B and any similar state law.

“Code” means the Internal Revenue Code of 1986.

“Companies” is defined in the Statement of Purpose.

“Company Confidential Information” is defined in Section 9.3(f).

“Company Employee Benefit Plan” is defined in Section 3.13(a).

“Company Intellectual Property” means Intellectual Property owned by a Company.

“Confidentiality Agreement” is defined in Section 12.3.

“Consent” means any consent, approval, qualification, authorization, permission or waiver.

“Contract” means any contract, lease, license, purchase order, bid or other agreement, whether written or oral or whether express or implied, together with all amendments and other modifications thereto.

“Customer Contracts” is defined in Section 3.12(a).

“Dispute Notice” is defined in Section 2.4(c).

“Effective Time” means 11:59 p.m., Greenwich, Connecticut time, on the day immediately prior to the Closing Date.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan (including any Multiemployer Plan) or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan or (c) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation or restricted stock plan) or material fringe benefit or other retirement, severance, bonus, profit-sharing or incentive or other benefit plan, program or arrangement, but does not include any individual employment, severance or change in control agreements.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Employees” is defined in Section 3.14(a).

“Encumbrance” means any lien, mortgage, pledge, charge, security interest, option, rights of other Persons (including any conditional sale or other title retention agreement associated with a sale and leaseback or similar arrangement) or other encumbrance or restriction of any kind (including any restriction on transfer or use). For the avoidance of doubt, Encumbrance shall not include any license, operating lease or other rental arrangement relating to assets or property.

“Environmental Indemnification Claims” is defined in Section 10.6.

“Environmental Law” means any Law, together with all common law, relating to the public health or safety, workplace health or safety, or protection of the environment, including any Law relating to the presence, use, production, generation, handling, management, transportation, treatment, storage, disposal, distribution, release or cleanup of any hazardous material, substance or waste.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” is defined in Section 3.13.

“Estimated Buyer Capex Requirements” is defined in Section 2.2(b).

“Estimated Cash” is defined in Section 2.2(b).

“Estimated Funded Debt” is defined in Section 2.2(b).

“Estimated Purchase Price” is defined in Section 2.2(c).

“Estimated Working Capital” is defined in Section 2.2(b).

“Excluded Assets” means (a) UR Intellectual Property, (b) assets or property of the Seller or its Affiliates primarily used or primarily held for use in the Seller’s Trench Shoring Activities and located at or sourced from the Villa Park, Illinois, Flagstaff, Arizona or Ventura, California branches of the Companies, including all road plates and trench boxes, and all road plates located at or sourced from the Denver, Colorado and Minneapolis, Minnesota branches of the Companies, (c) assets or properties that are neither (i) used or held for use primarily in connection with the Business nor (ii) located at any branch location of the Business or any job site of the Business, (d) assets or properties used by the Seller or its Affiliates at Five Greenwich Office Park, Greenwich, CT or at the Seller’s Shelton, CT data center, in each case, not exclusively used in connection with the Business and (e) the assets and properties (including the proceeds from the sale of such assets or properties) of any branch of the Business in North Dakota or Billings, Montana that is sold or closed on or prior to the Closing Date.

“Financial Statements” is defined in Section 3.5(a).

“Funded Debt” means all Indebtedness of either of the Companies; provided, however, that “Funded Debt” shall not include (a) any Surety Bonds or any letters of credit or other similar instruments which support any Surety Bonds or any contingent indemnification or reimbursement obligations under any Contract relating to the Business or (b) obligations under any credit facilities or public debt of the Seller or its Affiliates which are fully released as of the Closing without Liability to any of the Companies.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any federal, state, local, foreign or other governmental, regulatory or administrative authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any material, substance or waste as to which liability or standards or conduct are imposed pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder.

“Holding” means HTS Holding, Inc., a Delaware corporation and, at the Closing, the sole owner of Buyer.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money or issued in substitution or exchange for obligations for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) capitalized lease obligations of such Person, whether contingent or otherwise; (d) indebtedness for borrowed money of others guaranteed in any manner by such Person; (e) commitments by which such Person assures a creditor against loss (including reimbursement obligations (contingent or otherwise) of such Person relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments); (f) indebtedness of such Person for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (excluding earnouts which shall be dealt with in accordance with Section 10.1(e)(ii)); (g) monetary obligations, whether contingent or otherwise, owed by such Person (whether or not then due and payable) to any Person under any non-competition, consulting or similar arrangement, in each case, entered into with respect to the acquisition of any business; (h) payments under any Contract of such Person that are triggered by the Transactions contemplated at Closing (including any change-of-control payment, severance payment, bonus or similar payment); (i) unsatisfied obligations of such Person for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA to the extent such withdrawal liability has been triggered on or prior to the Closing Date; and (j) liabilities of such Person (x) pursuant to any swap, derivative, hedge or sale-leaseback contract or (y) in connection with any off-balance sheet financing arrangement (other than operating leases as defined by GAAP), together with, in the cases of clauses (a) through (j) foregoing, all interest, fees, redemption premiums, prepayment provisions or penalties, or similar obligations.

“Indemnified Party” is defined in Section 10.5(a).

“Indemnifying Party” is defined in Section 10.5(a).

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) patents, patent applications and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos and trade names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations and renewals in connection therewith; (c) internet domain names; (d) copyrights and copyrightable works, and applications, registrations and renewals in connection therewith; (e) computer software (including source code and executable code), data, databases, and documentation thereof; and (f) know-how, trade secrets, processes, methodologies, technical data, specifications, drawings, designs, inventions (whether patentable or unpatentable and whether or not reduced to practice), and confidential business information (including customer lists and research and development).

“Interim Balance Sheet” is defined in Section 3.5(a).

“Interim Balance Sheet Date” means the date of the Interim Balance Sheet.

“IRS” means the U.S. Internal Revenue Service.

“IT Services Agreement” means that certain Master Agreement, between Wynne Systems, Inc. and the Companies, in the form of Exhibit A hereto, to be entered into on the Closing Date.

“Item of Disagreement” is defined in Section 2.4(c).

“Knowledge” (or any form of such term, such as “Knows”, “Known”, etc.) (a) with respect to the Seller or either Company’s awareness of the presence or absence of a fact, event or condition shall mean the actual, not implied or imputed, knowledge of Todd Helvie, Martin Welch, Kurt Barker, Roger Schwed, Rod Pekurney, Frank Clark, Mike Solomon, Randy George, Ted Ott, Ted Zagrzebski, Mark Avallone, Scott Cunningham, Kim Nemmers, Raymond Alletto and Rob Odom or the knowledge such Persons should have obtained in the ordinary course of conducting their duties for the Seller or its Affiliates, or (b) with respect to the Buyer’s awareness of the presence or absence of a fact, event or condition shall mean the actual, not implied or imputed, knowledge of Terry M. Theodore, Frank Hayes and Ian M. Kirson or the knowledge such Persons should have obtained in the ordinary course of conducting their duties for the Buyer or its Affiliates.

“Law” means any federal, state, local, foreign or other law, statute, ordinance, regulation, rule or Order of any Governmental Body.

“Lease” means all leases, subleases, licenses and other agreements (written or oral) pursuant to which either Company or to which Seller or any Affiliate in connection with the Business holds any Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of either Company or Seller or any Affiliate in connection therewith.

“Letter of Intent” means that certain letter of intent, dated October 26, 2006, by and between Wynnchurch and United Rentals, Inc.

“Liability” means any liability, obligation, deficiency, penalty, assessment, fine or other loss, damage, fee, cost, expense or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, disclosed or undisclosed, liquidated or unliquidated, or due or to become due.

“Listed Contract” is defined in Section 3.12(a)

“Loss” means any loss, liability, demand, claim, damage, action, cause of action, deficiency, Tax, penalty, fine, cost or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys’ fees and expenses, court costs and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing or with respect to any appeal or enforcement of any rights of indemnification), but shall not include any punitive, exemplary or non-proximate damages or any damages for lost profits, except to the extent payable to a third party.

“Major Customer Contracts” is defined in Section 3.12(a).

“Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets, operations and condition (financial or otherwise) of the Business, taken as a whole, except for any changes, events or effects resulting from (a) changes in general economic (including securities markets), regulatory, weather or political conditions (including acts of terrorism (including threatened) or war (whether or not declared)) or changes that affect generally companies in the same or similar industries, including other divisions of the Seller or any Affiliate of the Seller, (b) any change in applicable Law or GAAP, (c) changes in equity markets, including changes in the S&P 500 Index, or (d) any actions taken or omitted to be taken pursuant to the express terms of this Agreement, so long as any such changes in clauses (a), (b) or (c) above do not disproportionately affect in any material respect the Business relative to other Persons in the industry in which the Business is conducted.

“Material Contracts” is defined in Section 3.12(a).

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37).

“Oak Hill” means Oak Hill Special Opportunities Fund, L.P.

“Objection Period” is defined in Section 2.4(c).

“Order” means any order, injunction, judgment, consent, decree, ruling, award, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course Items” means performance of corrective actions and delays in performance under customer Contracts of the Business, whether or not constituting a breach, to the extent the pre-Closing performance by the Companies under such Contracts is consistent with the ordinary course past practices of the Companies.

“ordinary course of business” means, with respect to a Person, the ordinary course of business of such Person, consistent with the past custom and practice of such Person.

“Organizational Documents” means (a) the certificate or articles of incorporation and the bylaws, the partnership agreement or operating agreement (as applicable), (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Partnership Interests” means all of the general partnership interests and limited partnership interests in URHT LP.

“Party” means the Buyer, on the one hand, or the Seller, on the other hand, and “Parties” means, collectively, the Buyer and the Seller.

“Past Project Surety Bond” is defined in Section 9.4(d).

“Permit” means any permit, license, registration, concession, certificate, franchise or Consent authorized, granted or issued by any Governmental Body.

“Permitted Encumbrance” means (a) any mechanic’s, materialmen’s or similar statutory lien incurred in the ordinary course of business for monies not yet due, (b) any lien on real estate or other property for Taxes, assessments, governmental charges or levies not yet due or for which interest has not yet accrued, (c) any purchase money lien or lien securing rental payments under capital lease arrangements to the extent related to the assets purchased or leased, (d) any easement, right-of-way, zoning restriction, license, existing building restriction, covenant, ordinance, easement of roads, privilege, or right of public service companies, reservation or restriction on use and other similar encumbrances relating to real property and all other matters that might be revealed on a current survey or that have been filed and appear in the public real estate records or that do not prohibit or materially impair the current use, occupancy or marketability of title of the property subject thereto, (e) any restrictions imposed by any Department of Transportation (or similar Governmental Body) with respect to qualification to conduct the Business and (f) as of the date hereof but not as of the Closing, any Encumbrance relating to Funded Debt.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Poor Performance” means only, and will be limited to, the fact (should such a fact exist) of a business judgment that management of the Business makes in good faith prior to the Closing with respect to a strategic matter (such as whether to open a branch or hire a particular individual into a position of responsibility and including the business judgment made by management of the Business to open and then subsequently close and wind down the Closed Branches (including the Companies’ Intelligent Traffic Solutions business)) that, in hindsight, turns out to be a poor decision, it being understood that the quality of management decision making is not, in and of itself, a Liability for the purposes of this Agreement. “Poor Performance” does not include any Liability that is related to a breach of any representation, warranty or covenant under this Agreement, any Liability that is otherwise covered by the provisions of Section 10.1(d) (other than Section 10.1(d)(ii)(A)), or any Liability that is itself the object of a business judgment.

“Pre-Closing Tax Period” is defined in Section 11.8.

“Previously Disclosed” by a Party shall mean information set forth in a Schedule, correspondingly enumerated to the Section to which it relates, or disclosed in any other paragraph or annex of the Schedules (so long as it is reasonably clear from such information and the context that the disclosure in such other paragraph or annex of its Schedules is also applicable to the Section in question), that is delivered by such Party to the other Party simultaneously with the execution of this Agreement and specifically identified therein as being delivered as the “execution version” of the Schedules.

“Proceeding” means any claim, action, charge, complaint, grievance, lawsuit, litigation or arbitration (in each case, whether civil, criminal, administrative or regulatory) pending by or before any Governmental Body or arbitrator.

“Proforma P&Ls” mean the pro forma profit and loss statements for the Business on a stand alone basis that were posted in Section 2 in the data room for the Transactions as of December 11, 2006.

“Purchase Price” is defined in Section 2.2(a).

“Real Property” means all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by either Company or held by the Seller or any of its other Affiliates primarily in connection with the Business, excluding any laydown or similar areas obtained in the ordinary course of business of the Companies with respect to projects for customers of the Business.

“Releasing Party” is defined in Section 10.11.

“Representative” means, with respect to a particular Person, any director, officer, manager, partner, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors, and, with respect to the Buyer, financing sources.

“Resolution Accountants” is defined in Section 2.4(d).

“Response Action” is defined in Section 10.6.

“Restricted Business” means a business engaged in one or more of the following component activities of the Business anywhere in the United States: (a) staging and installing, or breaking down and removing, barricades, signs and related equipment in connection with highway and road system construction, maintenance or repairs; (b) pavement marking for highway and road systems; (c) permanent installation of guardrails or signs for highway and road systems; and (d) traffic control planning for highway and road systems. Notwithstanding the foregoing, it is understood that “Restricted Business” does not include delivering, dropping off or picking up barricades, signs and related equipment that are sold or rented, even in connection with highway and road system construction, maintenance or repairs, if such activities did not or do not extend to staging and installing such equipment.

“Restricted Period” means (a) for purposes of Section 9.3(a), the five (5) year period immediately following the Closing Date, and (b) for purposes of Section 9.3(b), the three (3) year period immediately following the Closing Date.

“Restricted Territory” means any location within fifty (50) miles of any branch location of the Business as of the Closing.

“Retained Employees” is defined in Section 8.1.

“Revised Purchase Price” is defined in Section 2.5.

“Section 11.1 Income Tax Returns” is defined in Section 11.1.

“Seller” is defined in the opening paragraph.

“Seller Confidential Information” is defined in Section 9.3(g).

“Seller Indemnified Parties” is defined in Section 10.2.

“Seller Insurance Policies” is defined in Section 9.7.

“Seller’s 401(k) Plan” is defined in Section 8.10.

“Share” means any issued and outstanding share of common stock, no par value per share, of URHT Inc.

“Sold Branches” means branch locations of the Business sold prior to the Closing.

“Straddle Periods” is defined in Section 11.2.

“Surety Bond” means any surety obligation or bond relating to customer projects (whether awarded or prospective) of the Business and existing prior to or at the Closing, including any bid bond, performance bond, payment bond, guarantee bond or other similar bond.

“Subsidiary” means, with respect to a Person, any other Person of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director, general partner, managing member or similar governing entity or body of such partnership, limited liability company, association or other business entity.

“Target Working Capital” is defined in Section 2.2(c)(i).

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, alternative or add-on minimum, estimated or other tax and will include any interest or penalty thereon, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Contest” is defined in Section 11.3.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any form, schedule or attachment thereto and any amendment or supplement thereof.

“Third-Party Claim” is defined in Section 10.5(a).

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, the Transitional Services Agreement, the IT Services Agreement and all other written agreements and certificates referenced herein to be delivered by one Party to the other at the Closing.

“Transferred Employee” is defined in Section 8.1.

“Transitional Services Agreement” means that certain Transitional Services Agreement, in the form of Exhibit B hereto, to be entered into on the Closing Date.

“Trench Shoring Activities” means the rental, sale or servicing of trench shields, shoring systems, slide rail systems, confined space products, fencing and other equipment whose primary purpose is facilitating trench work and trench safety.

“UR Business” means (a) Trench Shoring Activities; and (b) the rental, sale or servicing of general construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earth moving equipment, material handling equipment, compressors, pumps and generators; aerial work platforms, such as scissor lifts and boom lifts; general tools and light equipment, such as pressure washers, water pumps, heaters and hand tools.

“UR Intellectual Property” means the name “United Rentals,” any derivation thereof, the initials “UR” and all other Intellectual Property (other than Company Intellectual Property) that is owned or used by the Seller or any of its Affiliates. Notwithstanding anything to the contrary herein, UR Intellectual Property includes all Intellectual Property provided or used in providing the services under the Transitional Services Agreement and the IT Services Agreement, except as otherwise expressly provided in the IT Services Agreement. It is the understanding of the parties that any data arising from the Business during the provision of services under either such agreement is Company Intellectual Property.

“URHT Inc.” is defined in the Statement of Purpose.

“URHT LP” is defined in the Statement of Purpose.

“WARN Act” is defined in Section 3.14(b).

“Working Capital” means (a) the amount of the consolidated current assets, including accounts receivable (net of all reserves), inventories (net of all reserves), notes receivable and pre-paid expenses (e.g., lease payments and ad valorem taxes paid in advance), of the Companies as of the Effective Time, but excluding any Cash and reduced by the amount of proceeds from the sale of assets and properties of the Shelton and Kingston Closed Branches and any other Closed Branches closed by the Seller from and after October 26, 2006, minus (b) the amount of the consolidated current liabilities, including accounts payable and accrued expenses (e.g., ad valorem taxes paid in arrears) of the Companies as of the Effective Time. For the avoidance of doubt and for purposes of avoiding double counting, the calculation of Working Capital shall not take into account any item included in the calculation of Cash or Funded Debt. For purposes hereof, current assets and current liabilities will be each determined in accordance with GAAP (except to the extent otherwise set forth in this definition), applied in a manner consistent with the preparation of the audited Financial Statements. If any item on (or which, under GAAP, should be reflected on) the Financial Statements is not reflected in accordance with GAAP, Working Capital will nonetheless be computed in accordance with GAAP (except to the extent otherwise set forth in this definition). For purposes of determining final Working Capital, the Seller may conduct a physical count of inventory.

“Wynnchurch” means Wynnchurch Capital, Ltd.

ARTICLE II

SALE AND PURCHASE OF SHARES AND PARTNERSHIP INTERESTS

2.1 Sale and Purchase of Shares and Partnership Interests. Subject to the terms and conditions of this Agreement, the Seller will sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Buyer, free and clear of all Encumbrances (other than any restriction under any securities Law), and the Buyer will purchase from the Seller and its Subsidiaries, all of the Shares and Partnership Interests for the consideration specified below.

2.2 Purchase Price.

(a) The purchase price for the Shares and the Partnership Interests (the “Purchase Price”) will be $85,000,000 (the “Base Amount”), as adjusted pursuant to Sections 2.2(c) and 2.5, as applicable.

(b) The Seller and the Buyer shall meet (in person or telephonically) on a regular basis and work cooperatively to prepare, no later than two (2) Business Days prior to the Closing Date, a mutually agreed upon good faith, written estimate of (i) the Working Capital (the “Estimated Working Capital”), (ii) the Funded Debt (the “Estimated Funded Debt”), (iii) the Cash (the “Estimated Cash”), and (iv) the Buyer Capex Requirements (the “Estimated Buyer Capex Requirements”), in each case, as of the Effective Time and prepared in accordance with the provisions of this Agreement.

(c) The estimated Purchase Price will be an amount equal to the Base Amount, increased and/or decreased as set forth below, as applicable:

(i) if the Estimated Working Capital is equal to or exceeds $57,500,000 (the “Target Working Capital”), there will be no adjustment;

(ii) if the Estimated Working Capital is less than the Target Working Capital, the amount of such deficit will be subtracted from the Base Amount;

(iii) the amount of the Estimated Funded Debt will be subtracted from the Base Amount;

(iv) the amount of the Estimated Cash will be added to (or if negative, subtracted from) the Base Amount; and

(v) the amount of the Estimated Buyer Capex Requirements will be added to the Base Amount.

The Base Amount as so increased and/or decreased, as and if applicable, is referred to as the “Estimated Purchase Price.” Amounts of Funded Debt that are to be repaid in connection with Closing and are deducted from the Purchase Price shall be paid by Buyer in accordance with any payoff letters or similar documents delivered by the Seller on or prior to the Closing Date. The Companies shall be entitled to and responsible for all notes and accounts receivable and all accounts payable included in the calculation of Working Capital.

(d) Subject to the terms and conditions of this Agreement, the Buyer will deliver the Estimated Purchase Price at the Closing to the Seller by wire transfer of immediately available funds to a bank account designated by the Seller.

2.3 Closing. The closing of the Transactions to be performed on the Closing Date (the “Closing”) will take place at the offices of Kirkland & Ellis LLP, 200 East Randolph Drive, Chicago, Illinois, commencing at 9:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) or such other date as the Buyer and the Seller may mutually determine (the “Closing Date”); provided, that the Closing Date shall not occur prior to the forty-fifth (45th) day following the date of this Agreement without the prior written consent of the Buyer.

2.4 Closing Balance Sheet.

(a) After the Closing, the Buyer will cause the Companies to prepare a consolidated balance sheet of the Companies as of the Effective Time (the “Closing Balance Sheet”) in accordance with GAAP, applied in a manner consistent with the preparation of the audited Financial Statements. Within ninety (90) days after the Closing Date, the Buyer will deliver to the Seller the Closing Balance Sheet and the calculation of the Working Capital, Funded Debt, Cash and Buyer Capex Requirements as of the Effective Time (for the avoidance of doubt, Funded Debt at the Effective Time shall not include any Indebtedness created on the Closing Date by or through Holding, the Buyer or the Companies, at the direction of the Buyer, in connection with Buyer’s financing of the Transactions) and its estimation of the Purchase Price, together with copies of relevant supporting work papers and any other related documentation reasonably requested by the Seller (collectively, such deliveries are referred to herein as the “Buyer’s Calculation Documents”). The Seller and its Representatives shall cooperate fully and promptly with the Buyer and its Representatives in connection with the Buyer’s and its Representatives’ preparation of the Closing Balance Sheet and other reasonable requests by the Buyer or its Representatives in connection therewith (for the avoidance of doubt, such cooperation shall be separate from (and not in lieu of) the services to be provided pursuant to the Transitional Services Agreement or the IT Services Agreement).

(b) The Seller and its Representatives will be entitled to reasonable access during business hours to examine and be provided copies of (i) the work papers related to the preparation of, or support for, the Closing Balance Sheet, the calculation of the Working Capital, Funded Debt, Cash and Buyer Capex Requirements as of the Effective Time, and the Buyer’s estimation of the Purchase Price and (ii) the relevant books and records of the Buyer and the Companies relating thereto, and to discuss the preparation of the Buyer’s Calculation Documents with the Buyer, the Companies and each of their respective Representatives involved with respect thereto at reasonable times during business hours. The Buyer and its Representatives shall cooperate fully and promptly with the Seller and its Representatives in connection with the Seller’s and its Representatives’ examination of the Buyer’s Calculation Documents and other reasonable requests by the Seller or its Representatives in connection therewith.

(c) If the Seller disagrees with the Buyer’s determination of the Closing Balance Sheet, the Working Capital, Funded Debt, Cash or Buyer Capex Requirements as of the Effective Time or the Buyer’s estimate of the Purchase Price, the Seller shall deliver to the Buyer, within forty-five (45) days after the Buyer delivered the Closing Balance Sheet, the calculation of the Working Capital, Funded Debt, Cash and Buyer Capex Requirements as of the Effective Time, its estimation of the Purchase Price and the relevant supporting work papers related to such calculations to the Seller (such 45-day period, the “Objection Period”), a written notice (the “Dispute Notice”) setting forth a description (in reasonable detail (to the extent such detail is available to the Seller)) of each such disagreement (each such item set forth in the Dispute Notice, an “Item of Disagreement”). Unless the Seller delivers the Dispute Notice to the Buyer within the Objection Period, the Buyer’s determination of the Closing Balance Sheet, the Working Capital, Funded Debt, Cash and Buyer Capex Requirements as of the Effective Time and the Buyer’s estimate of the Purchase Price shall be conclusive and binding upon all of the Parties.

(d) In the event that the Seller delivers the Dispute Notice to the Buyer within the Objection Period, the Buyer and the Seller will negotiate in good faith to resolve any such Items of Disagreement. If, after a period of twenty (20) days following the date on which such Dispute Notice is delivered, the Buyer and the Seller have not resolved each such Item of Disagreement, then either the Buyer or the Seller will be entitled to submit all such Items of Disagreement that remain unresolved to KPMG (the “Resolution Accountants”). Each of the Buyer and the Seller shall, and shall cause its Representatives to, cooperate fully with the Resolution Accountants so as to enable it to make its determination as quickly and as accurately as practicable. The Buyer and the Seller shall direct the Resolution Accountants to decide all Items of Disagreement solely based on the terms and standards set forth in this Agreement without adding or subtracting from such terms and standards. The Buyer and the Seller shall use all reasonable efforts to obtain from the Resolution Accountants a resolution of all Items of Disagreements that remain unresolved within thirty (30) days after the date on which the Resolution Accountants are engaged or as soon thereafter as possible. The Resolution Accountants will render such resolution in writing, and the calculation of the Purchase Price by the Resolution Accountants will be binding upon the Parties. The cost of the services of the Resolution Accountants will be borne by the Party whose last written settlement offer submitted to the other Party before the engagement of the Resolution Accountants differs the most from the amount of the Purchase Price as finally determined by the Resolution Accountants. If both last written settlement offers differ equally, such cost will be borne half by the Buyer and half by the Seller.

2.5 Post-Closing Purchase Price Adjustment.

(a) The Purchase Price will be an amount equal to the Estimated Purchase Price, increased and/or decreased as set forth below, as applicable:

(i) if the Working Capital as of the Effective Time exceeds the Estimated Working Capital, the amount of such excess will be added to the Estimated Purchase Price; provided that in no event shall the excess added to the Estimated Purchase Price pursuant to this Section 2.5(a)(i) exceed the deficit subtracted from the Base Amount pursuant to Section 2.2(c)(ii);

(ii) if the Working Capital as of the Effective Time is less than the Estimated Working Capital, the amount of such deficit will be subtracted from the Estimated Purchase Price;

(iii) if the Funded Debt as of the Effective Time is less than the Estimated Funded Debt, the amount of such deficit will be added to the Estimated Purchase Price;

(iv) if the Funded Debt as of the Effective Time exceeds the Estimated Funded Debt, the amount of such excess will be subtracted from the Estimated Purchase Price;

(v) if the Cash as of the Effective Time exceeds the Estimated Cash, the amount of such excess will be added to the Estimated Purchase Price;

(vi) if the Cash as of the Effective Time is less than the Estimated Cash, the amount of such deficit will be subtracted from the Estimated Purchase Price;

(vii) if the Buyer Capex Requirements as of the Effective Time is less than the Estimated Buyer Capex Requirements, the amount of such deficit will be subtracted from the Estimated Purchase Price; and

(viii) if the Buyer Capex Requirements as of the Effective Time exceeds the Estimated Buyer Capex Requirements, the amount of such excess will be added to the Estimated Purchase Price.

The Estimated Purchase Price as so increased and/or decreased, if and as applicable, is referred to as the “Revised Purchase Price.”

(b) Within ten (10) Business Days after the final determination of the Purchase Price: (i) if the Revised Purchase Price exceeds the Estimated Purchase Price, the

Buyer will pay to the Seller, by wire transfer of immediately available funds to the bank account designated by the Seller pursuant to Section 2.2, the amount of such excess, plus interest at a rate of seven percent (7%) per annum accruing from the Closing Date; or (ii) if the Revised Purchase Price is less than the Estimated Purchase Price, the Seller will pay to the Buyer, by wire transfer of immediately available funds to a bank account designated by the Buyer, the amount of such deficit, plus interest at the rate stated above accruing from the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE BUSINESS

The Seller represents and warrants to the Buyer as of the date of this Agreement and, on the Closing Date, as of the Closing Date, as follows:

3.1 Organization, Qualification and Power. Each of the Seller and each of the Companies is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Seller and each of the Companies is duly qualified to do business as a foreign corporation or partnership and is in good standing in each other jurisdiction where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Schedule 3.1 lists all jurisdictions in which each Company is so qualified to do business as a foreign corporation or partnership as of the date of this Agreement. The Seller and each Company has full power and authority to conduct the businesses in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations.

3.2 Authority. The Seller has full corporate power and authority to execute and deliver each Transaction Document and to perform its obligations thereunder. The execution and delivery by the Seller of each Transaction Document to which it is a party and the performance by the Seller of the Transactions has been duly authorized by all requisite corporate action of the Seller. Except as Previously Disclosed on Schedule 3.2, this Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally. Upon the execution and delivery by the Seller of each other Transaction Document to which it is a party, such Transaction Document will have been duly executed and delivered and will constitute the valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally.

3.3 No Conflicts. Except as Previously Disclosed on Schedule 3.3, neither the execution and delivery of this Agreement or the other Transaction Documents nor the performance of the Transaction Documents or the Transactions will, directly or indirectly, with or without notice or lapse of time (or both): (a) violate any Law to which the Seller or either

Company is subject; (b) violate any Organizational Document of the Seller or either Company; (c) violate, conflict with, constitute a default under, or result in a breach of, or terminate, accelerate or modify or permit the termination, acceleration or modification of any obligation under, or give rise to the loss of any benefit under, any Material Contract or any material Contract to which the Seller is a party or by which the Seller is bound or any material Permit (including state prequalifications) used by either Company or, to the extent related to the Business, the Seller; (d) result in the imposition of any Encumbrance upon the Shares or the Partnership Interests or (e) require the Seller or either Company to notify, make any filing with, or obtain any material Consent of any Governmental Body, or any other Person under any Material Contract or any material Contract to which the Seller is a party or by which the Seller is bound or any material Permit (including state prequalifications) used by the Companies or, to the extent related to the Business, the Seller, other than any filings required by the HSR Act and other than, in the case of clause (a), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 Capitalization.

(a) The entire authorized capital stock of URHT Inc. consists solely of 20,000 shares of common stock, no par value per share, of which 1,120.472 shares are outstanding. All of such outstanding shares are owned by the Seller, free and clear of any Encumbrances (other than any restriction under any securities Law and restrictions Previously Disclosed on Schedule 3.4 that will be terminated or waived before the Closing) and the Seller will transfer and deliver to the Buyer at the Closing good and valid title to all of such outstanding shares, free and clear of any Encumbrances (other than any restriction under any securities Law). All of such outstanding shares have been duly authorized and are validly issued, fully paid and nonassessable.

(b) The Seller owns, directly or indirectly, all of the general partnership interests and limited partnership interests in URHT LP as Previously Disclosed on Schedule 3.4, free and clear of any Encumbrances (other than any restriction under any securities Law and restrictions Previously Disclosed on Schedule 3.4 that will be terminated or waived before the Closing) and the Seller and its wholly-owned Subsidiaries will transfer and deliver to the Buyer at the Closing good and valid title to all of such partnership interests, free and clear of any Encumbrances (other than any restriction under any securities Law). All of the partnership interests of URHT LP have been duly authorized and are validly issued to the Seller and its wholly-owned Subsidiaries. All capital contributions required to be made by the partners of URHT LP pursuant to its Organizational Documents have been made.

(c) There are no (i) outstanding securities convertible or exchangeable into capital stock or partnership interests of either Company or (ii) options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require either Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or partnership interests of either Company. Neither Company controls directly or indirectly or has any direct or indirect equity interest in any Person.

3.5 Financial Statements; No Undisclosed Liabilities; Accounts Receivable.

(a) Schedule 3.5(a) contains copies of the following financial statements (collectively, the “Financial Statements”): (i) an audited balance sheet of URHT Inc. as of December 31, 2005, and statements of income, changes in stockholders’ equity, and cash flow for URHT Inc. for the fiscal year then ended, together with the notes thereto and the report thereon of URHT Inc.’s independent certified public accountants, Ernst & Young LLP; (ii) an audited balance sheet of URHT LP as of December 31, 2005, and statements of income, partners’ capital, and cash flow for URHT LP for the fiscal year then ended, together with the notes thereto and the report thereon of URHT LP’s independent certified public accountants, Ernst & Young LLP and (iii) an unaudited balance sheet (collectively, the “Interim Balance Sheet”) of each of the Companies as of October 31, 2006, and statements of income, changes in owner’s equity, and cash flow for the 10-month period then ended. Except as Previously Disclosed on Schedule 3.5(a), each of the Financial Statements (including in all cases, for the avoidance of doubt, the notes thereto, if any) is accurate and complete in all material respects, is consistent with the books and records of the applicable Company or both Companies in all material respects, as applicable, presents fairly in all material respects the financial condition and results of operations and cash flows of the respective Company or both Companies, as applicable, as of and for their respective dates and periods, and has been prepared in accordance with GAAP, consistently applied, subject in the case of the Interim Balance Sheet to changes resulting from normal year-end adjustments for recurring accruals (none of which shall be material individually or in the aggregate) and to the absence of footnote disclosure. The Financial Statements accurately reflect in all material respects the percentage of completion in accordance with GAAP of the customer Contracts in the aggregate.

(b) Except for individual Liabilities up to, but not in excess of, $100,000, Ordinary Course Items or as Previously Disclosed on Schedule 3.5(b), to the Knowledge of the Seller, neither Company has any Liability except for (i) Liabilities under executory Contracts that are either Previously Disclosed on Schedule 3.12(a) or are not required to be listed thereon (but not Liabilities for breaches thereof), (ii) Liabilities to the extent accrued or reserved against on the Interim Balance Sheet (none of which is a Liability for violation of law, breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or an environmental Liability), and (iii) Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date (none of which is a Liability for violation of law, breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or an environmental Liability).

(c) The Accounts Receivable set forth in the Interim Balance Sheet are, and the Accounts Receivable set forth on the Closing Balance Sheet will be (assuming the Closing Balance Sheet is prepared in accordance with this Agreement), valid receivables arising from products or services actually sold in the Business and are free and clear of all Encumbrances, subject to (i) with respect to retainage, complete performance of each Contract to which such retainage relates, (ii) with respect to any unbilled Accounts Receivable, submission of the invoice to the relevant customer as permitted by the Contract to which such unbilled Account Receivable relates, (iii) any reserves reflected on the Interim Balance Sheet or the Closing Balance Sheet (assuming the Closing Balance Sheet is prepared in accordance with this Agreement), as appropriate, and (iv) as of the date of this Agreement, but not as of the Closing, any Encumbrance relating to Funded Debt. Except as Previously Disclosed on Schedule 3.5(c), to the Knowledge of the Seller, there are no setoffs, counterclaims, discounts or deferred price or quantity adjustments with respect to Accounts Receivable, subject to (i) with respect to retainage, complete performance of each Contract to which such retainage relates, (ii) with respect to any unbilled Accounts Receivable, submission of the invoice to the customer as permitted by the Contract to which such unbilled Account Receivable relates, and (iii) any reserves or liabilities reflected on the Interim Balance Sheet or the Closing Balance Sheet (assuming the Closing Balance Sheet is prepared in accordance with this Agreement), as appropriate. The Seller has previously provided the Buyer a true and correct report showing the aging of the billed Accounts Receivable as of the last day of the month immediately prior to the date of this Agreement.

(d) The inventories reflected on the Interim Balance Sheet are, and those reflected on the Closing Balance Sheet (assuming the Closing Balance Sheet is prepared in accordance with this Agreement) will be, of a quantity and quality usable in the ordinary course of business, subject to any reserves reflected on the Interim Balance Sheet or the Closing Balance Sheet (assuming the Closing Balance Sheet is prepared in accordance with this Agreement).

(e) Schedule 3.5(e) sets forth the pro forma adjustments to the year-to-date and twelve months ended October 31, 2006 financial statements of the Companies included in Section 2 of the data room for the Transactions as of December 11, 2006, in each case, to remove (i) the assets, liabilities and financial results associated with the Trench Shoring Activities and the Closed Branches referred to in clause (i) of the definition of “Closed Branches” and (ii) the allocated costs for corporate services provided by the Seller and its Affiliates (other than the Companies) to the Companies.

3.6 Absence of Certain Changes. Except as Previously Disclosed on Schedule 3.6, since December 31, 2005 through the date of this Agreement, the Business has been conducted in the ordinary course of business, and there has not been any event, occurrence, development or state of circumstances or facts which has had a Material Adverse Effect. In addition, except as Previously Disclosed on Schedule 3.6, since December 31, 2005 through the date of this Agreement, each Company has not:

(a) conducted its operations other than in the ordinary course of business, including with respect to maintenance of working capital balances, incurrence of intercompany charges, collection of accounts receivable, payment of employee compensation, payment of accounts payable, repair and maintenance of properties and assets, cash management practices and performance under Contracts generally;

(b) suffered any theft, damage, destruction, casualty or loss to the Assets in amounts outside of the ordinary course of business, whether or not covered by insurance;

(c) cancelled, compromised, waived or released any right or claim, other than in the ordinary course of business (including customer credits and adjustments and lien waivers in the ordinary course of business);

(d) borrowed any amount or incurred, assumed or become subject to any Indebtedness in excess of $100,000 or subjected any portion of the Assets to any Encumbrance (other than Permitted Encumbrances);

(e) sold, leased, licensed, sublicensed, assigned or transferred any portion of the Assets, or abandoned or permitted to lapse any Company Intellectual Property, other than (i) in the ordinary course of business or (ii) a transfer of Assets by the Seller or any of its Affiliates to either Company in order to transfer such Assets to the appropriate Company;

(f) entered into, amended, terminated or cancelled any Material Contract other than in the ordinary course of business;

(g) materially varied its capital expenditures from the 2006 capital expenditure budget that was posted in Section 8 in the data room for the Transactions as of December 11, 2006;

(h) entered into any employment Contract or collective bargaining agreement pertaining to Employees, written or oral, or modified the terms of any such existing Contract, in each case, outside the ordinary course of business;

(i) adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other plan, program or arrangement for the benefit of any Employees (or taken any such action with respect to any other of the Company Employee Benefit Plan) other than in the ordinary course of business and other than with respect to employees of the Seller and its Affiliates generally;

(j) made any material change in employment terms for any Employees outside the ordinary course of business, including granting any increase in the base compensation of any Employees outside the ordinary course of business; or

(k) committed or agreed to any of the foregoing.

3.7 Title to Assets. Except as Previously Disclosed on Schedule 3.7, the Companies have good and marketable title to, or a valid leasehold interest in, the Assets, free and clear of any Encumbrances except Permitted Encumbrances.

3.8 Tangible Personal Property; Condition; Sufficiency. Each of the tangible Assets is in good operating condition and repair (ordinary wear and tear excepted and taking into consideration the age of such tangible Asset) and is adequate for the uses to which it is being put. Except for the UR Intellectual Property, assets being provided or used in providing services under the Transitional Services Agreement or IT Services Agreement, or as Previously Disclosed on Schedule 3.8 or 3.18, the Assets include all tangible and intangible property and assets used in or necessary for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing, provided that the Companies and the Buyer may need to prequalify or register with the Department of Transportation or similar Governmental Body in each State (and in certain cities or with certain prime contractors) in which the Business is conducted in order to continue to conduct the Business in such State (or city or with such prime contractor) after the Closing in substantially the same manner as conducted prior to the Closing. To the Knowledge of the Seller, the only cities and prime contractors for which prequalification or registration is required are listed on Schedule 3.16(b).

3.9 Taxes. Except as Previously Disclosed in Schedule 3.9:

(a) The Companies have filed or caused to be filed, on or prior to the Closing Date, all Tax Returns which are required to be filed by or with respect to either Company on or prior to the Closing Date (including applicable extensions). Such Tax Returns in respect of each Company are timely and complete and accurate in all material respects. All Taxes of the Companies that have come due and are required to be paid (whether or not shown on any Tax Return) have been paid in full, except to the extent that a reserve has been established therefor in accordance with GAAP. Each Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. No deficiency for any Tax or claim for additional Taxes has been asserted or assessed against either Company in writing and neither Company has granted any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to Tax assessment or deficiency.

(b) There are no audits or, to the Knowledge of the Seller, investigations by any Taxing authority in progress relating to the Business or the Companies, nor has either of the Companies or the Seller received any written notice from any Taxing authority that it intends to conduct such an audit or investigation.

(c) URHT Inc. has not been a member of any affiliated group as defined in Code § 1504(a) (or any similar group defined under comparable provisions of state, local or foreign law) filing a consolidated federal, state, local or foreign income Tax Return other than a group the common parent of which is the Seller or United Rentals, Inc. The Seller or United Rentals, Inc. has filed a federal consolidated income Tax Return with URHT Inc. for the tax year immediately preceding the current taxable year and is eligible to make a 338(h)(10) Election. The Seller and United Rentals, Inc. have filed all income Tax Returns that include the operations of URHT, Inc. that were required to be filed for each taxable period during which URHT Inc. was a member of an affiliated group with either the Seller or United Rentals, Inc. as the common parent. Since URHT LP is taxed as a partnership, it has not been a member of any affiliated group as defined in Code § 1504(a) (or any similar group defined under comparable provisions of state, local or foreign law) filing a consolidated federal, state, local or income Tax Return.

(d) Neither Company currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made to either Company within the last two years by a Governmental Body in a jurisdiction where either or both of the Companies do not file Tax Returns that a Company that does not file Tax Returns in that jurisdiction is or may be subject to taxation by that jurisdiction.

(e) The Companies do not represent a “substantial portion of the assets” (within the meaning of Treasury Regulation § 1.280G-1, Q&A 29) of the affiliated group of which Seller or United Rentals, Inc. is the common parent as such term is defined in § 280G of the Code and the Treasury Regulations promulgated thereunder. URHT Inc. has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). The Companies do not have any liability for the Taxes of any Person other than (i) the Companies, United Rentals, Inc. and its Subsidiaries under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign law) or (ii) the Companies as a transferee or successor, by contract, or otherwise.

(f) Neither Company has entered into a “listed transaction” as such term is defined in § 1.6011-4 of the Treasury Regulations.

(g) Neither Company is a party to any Tax sharing or Tax allocation agreement among any of such parties.

3.10 Real Property. Except as set forth on Schedule 3.10:

(a) The Companies do not own any real property.

(b) Schedule 3.10 contains a list of all of the Leases as of the date of this Agreement. The Seller has heretofore made available to the Buyer a true and complete copy of each of the Leases. Except as Previously Disclosed on Schedule 3.10 and except for real property at which the services Previously Disclosed in Schedule 3.18 or the services to be provided pursuant to the Transitional Services Agreement are performed, the Real Property constitutes all interests in real property used or held for use primarily in connection with the Business.

(c) To the Knowledge of the Seller, each piece of Real Property is in compliance in all material respects with all applicable Laws (including any building codes and zoning regulations).

(d) To the Knowledge of the Seller, the Real Property and the present use and condition thereof does not violate in any material respect any applicable deed restrictions or other covenants, restrictions, agreements, existing site plan approvals or subdivision regulations or urban redevelopment plans applicable to such Real Property, as modified by any duly issued variances.

(e) To the Knowledge of the Seller, all improvements included within the Real Property are in good condition and repair (subject to normal wear and tear and after taking into consideration the age of the applicable improvement) and are sufficient for the operation of the Business as presently conducted. The Companies have good and marketable title to such improvements, free and clear of all Encumbrances, except for Permitted Encumbrances and the rights of landlords therein; and other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any such improvements or any portion thereof or interest therein that have not become a part of the Real Property. To the Knowledge of the Seller, there are no material structural deficiencies or latent defects affecting any such improvements. All such improvements have sufficient access to public roads and utilities to operate the Business as presently conducted, and such access is not dependant on any land or other real property interest which is not included in the Real Property.

(f) To the Knowledge of the Seller, there does not exist any actual or threatened condemnation or eminent domain proceeding with respect to any Real Property.

(g) The Companies’ possession and quiet enjoyment of the Real Property is not being disturbed and, to the Knowledge of the Seller, there are no material disputes with respect to any Lease.

(h) No security deposit or portion thereof deposited with respect to any Lease has been applied due to a breach or default under such Lease which has not been re-deposited in full.

(i) Neither Company owes or is currently obligated to pay in the future any brokerage commissions or finders fees with respect to any Lease.

(j) Neither the Seller nor either Company has subleased, licensed or otherwise granted any Person (other than any invitees of either Company or any landlord and its representatives and invitees) the right to use or occupy any Real Property or any portion thereof that is not terminable on no more than thirty (30) days prior notice.

3.11 Intellectual Property.

(a) Except for UR Intellectual Property listed on Schedule 3.11(a) and Intellectual Property which will be available pursuant to the Transitional Services Agreement or the IT Services Agreement: (i) the Companies own all right, title and interest in and to, or have the right to use pursuant to a valid and enforceable license or written agreement, all material Intellectual Property used in the operation of the Business as presently conducted; and (ii) upon the delivery of all closing documents contemplated by Article VI, each item of Intellectual Property owned or used by the Companies immediately prior to the Closing will be owned or available for use by the Companies immediately subsequent to the Closing, including, without limitation, the Intellectual Property set forth on Schedule 3.11(b) and 3.11(c), in substantially the same manner as such Intellectual Property was owned or used by the Companies immediately prior to the Closing. Except as Previously Disclosed on Schedule 3.11(a), to the Knowledge of the Seller, neither Company has misappropriated, violated or infringed or is misappropriating, violating or infringing, and the operation of the Business as currently conducted does not misappropriate, violate or infringe, any Intellectual Property of third parties, and neither the Seller nor either Company has received any written notices alleging that the Companies or the Business has misappropriated, violated or infringed the Intellectual Property of any third party.

(b) Schedule 3.11(b) sets forth a complete and accurate list of (i) each active patent or registration of any Company Intellectual Property, (ii) each active patent application or application for registration of Intellectual Property filed by either Company; and (iii) each written license, agreement or other permission that either Company has granted to any third party with respect to any Company Intellectual Property.

(c) Except for Intellectual Property that will be available pursuant to the Transitional Services Agreement or the IT Services Agreement and commercially available “off the shelf” software, Schedule 3.11(c) identifies each item of material Intellectual Property that either Company uses pursuant to a written license, sublicense, agreement or permission.

(d) With respect to each item of Intellectual Property required to be Previously Disclosed on Schedule 3.11(b), (i) the Companies possess all right, title and interest to the item, free and clear of any Encumbrances except Permitted Encumbrances, (ii) to the Knowledge of the Seller, the item is not subject to any Order, (iii) to the Knowledge of Seller, each item is valid and enforceable, and (iv) no Proceeding is pending or, to the Knowledge of the Seller, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item.

(e) To the Knowledge of the Seller, no third party has misappropriated, violated or infringed upon, or is misappropriating, violating or infringing upon, any Company Intellectual Property.

3.12 Contracts.

(a) For purposes hereof, the term “Material Contracts” means, as of the date of this Agreement, all Contracts of the Companies and of all other Contracts of the Seller or its other Affiliates primarily relating to the Business, in each case, that fall into one or more of the categories described below:

(i) material distribution, agency, partnership, joint venture, profit-sharing or similar Contracts;

(ii) Leases;

(iii) Contracts for the performance for customers of the Business for which aggregate revenue for the full term of the Contract exceeds $50,000 (the “Customer Contracts”); provided, that only such Contracts for which aggregate revenue for the full term of the Contract exceeds $500,000 need to be listed on Schedule 3.12(a) (the “Major Customer Contracts”);

(iv) Contracts (other than customer Contracts, Leases or Contracts covered by Section 3.12(a)(xiii) below) that require aggregate future payments to or by any Person in any calendar year during the remaining term in excess of $50,000; provided, that only such Contracts that require aggregate future payments to or by any Person in any calendar year during the remaining term in excess of $150,000 need to be listed on Schedule 3.12(a);

(v) Contracts (other than customer Contracts, Leases, Contracts covered by Section 3.12(a)(xiii) below or operating leases for office equipment entered into in the ordinary course of business) not terminable without penalty on less than six (6) months notice;

(vi) Contracts providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods or services and standard commission or bonus arrangements with Employees entered into in the ordinary course of business;

(vii) Contracts that require the provision of goods or services to any Person (other than to the Seller or any of its Affiliates (including the Companies) by any other Person) at (or calculated as a percentage of or otherwise directly based upon) the lowest, best or most favorable price (or otherwise upon the best or most favorable terms);

(viii) Contracts containing any covenant restricting the business activities of either Company or limiting the freedom of either Company to compete with any Person, in each case, in any material respect;

(ix) Contracts providing any Person with the right of first refusal or first offer or similar type provision with respect to the disposition or acquisition of any Assets other than sales of Assets in the ordinary course of business;

(x) written agreements of the Companies relating to the licensing of Intellectual Property by either Company to a third party or by a third party to either Company, and other written Contracts materially affecting either Company’s ability to use or disclose any Company Intellectual Property, other than licenses for commercially available “off the shelf” software, “click-through agreements” and domain name registration agreements;

(xi) guaranties separate from customer Contracts, letters of credit, letters of comfort, Surety Bonds, or any obligation to maintain or provide collateral (including cash) relating to any ongoing projects of the Business under a Customer Contract (other than letters of credit or other Contracts provided or signed by Seller or its Affiliates (other than the Companies) in connection with the overall bonding facilities); provided, that the only Surety Bonds required to be listed on Schedule 3.12(a) are Surety Bonds relating to any ongoing projects of the Business under a Major Customer Contract;

(xii) collective bargaining agreements;

(xiii) Contracts (other than purely at will employment Contracts) for the employment or engagement of any individual on a full-time, part-time, consulting, or other basis where the annual base compensation exceeds $100,000, Contracts creating obligations for either Company to provide severance or non-compete payments, termination payments, loans, deferred compensation payments, stock or stock options or any other compensation or benefits to any such individuals in any calendar year in excess of $100,000, and Contracts providing for change in control payments, in each case, excluding Company Employee Benefit Plans; and

(xiv) written Contracts and any oral Contracts (if such oral Contracts are not terminable at will) requiring any performance by either party after the Closing, between either Company on one hand and any of the Seller or its Affiliates (other than the Companies) on the other hand (excluding any of the Transaction Documents and any arm’s length rental transactions entered into on or prior to the date of this Agreement).

Schedule 3.12(a) contains a list of all Material Contracts as of the date of this Agreement, other than such Contracts that are not required to be listed pursuant to the provisos in Section 3.12(a)(iii), Section 3.12(a)(iv) and Section 3.12(a)(xi) (the “Listed Contracts”).

(b) The Seller has made available to the Buyer true, correct and complete copies of all Listed Contracts; provided, that the Seller shall not be required to deliver copies of any customer Contracts or copies of any Surety Bonds except for customer Contracts with a backlog as of December 11, 2006 of more than $500,000 and any Surety Bonds relating to such customer Contracts. Except for Ordinary Course Items or as Previously Disclosed on Schedule 3.12(b), each Material Contract and each other customer Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms against the applicable Company or the Seller or other Affiliates of the Seller and, to the Knowledge of the Seller, each other party thereto, in each case (i) except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally and (ii) subject to general principles of equity, public policy and the discretion of courts in granting equitable remedies which are unrelated to actions by the Companies or the Seller or other Affiliates of the Seller. Except for Ordinary Course Items, none of the Companies is and, to the Knowledge of the Seller, no other party to any Material Contract or other customer Contract is, in default or breach under any Material Contract or other customer Contract in any material respect).

3.13 Employee Benefits.

(a) Schedule 3.13 sets forth a complete list as of the date of this Agreement of all Employee Benefit Plans that cover the Employees or as to which either Company has any Liability, including as a result of any Person which is or at any relevant time has been treated as a single employer with either Company under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) (collectively, the “Company Employee Benefit Plans”).

(b) Except as Previously Disclosed on Schedule 3.13, (i) no Company Employee Benefit Plan is an Employee Pension Benefit Plan that is subject to Title IV of ERISA; and (ii) neither Company participates in or contributes to any Multiemployer Plan or has incurred any withdrawal liability (contingent or otherwise) under Title IV of ERISA with respect to any Multiemployer Plans. Neither Company has any Liability under or with respect to any Multiemployer Plan, any Employee Pension Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code. Neither Company has any Liability on account of being at any time considered a single employer under Section 414 of the Code with any ERISA Affiliate.

(c) Except as Previously Disclosed on Schedule 3.13, (i) each of the Company Employee Benefit Plans has been maintained, funded and administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement, and all provisions of applicable Law; and (ii) all amendments and actions required to bring each of the Company Employee Benefit Plans into conformity with all of the applicable provisions of ERISA and other applicable Laws have been made or taken.

(d) Each Company Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Knowledge of the Seller, nothing has occurred that could adversely affect the qualification of such Company Employee Benefit Plan. Each such Company Employee Benefit Plan has been timely amended to comply with the provisions of the legislation commonly referred to as “GUST” and “EGTRRA” and has been submitted to the IRS for a determination letter that takes the GUST amendments into account within the applicable remedial amendment period specified by Section 401(b) of the Code.

(e) Except as Previously Disclosed on Schedule 3.13, (i) all contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each Company Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made or properly accrued; and (ii) all premiums or other payments for all periods ending on or before the date of this Agreement have been paid with respect to each Company Employee Benefit Plan that is an Employee Welfare Benefit Plan and all premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(f) The Companies do not maintain, contribute to or have any obligation to contribute to, or have any Liability with respect to, the provision of health or life insurance or other welfare-type benefits for current or future retired or terminated employees, officers, directors or contractors (or any spouse or other dependent thereof) other than in accordance with COBRA. The Companies and each ERISA Affiliate are in compliance in all material respects with the requirements of COBRA.

(g) With respect to each Company Employee Benefit Plan, the Seller has furnished to the Buyer true and complete copies of the summary plan descriptions and summaries of material modifications with respect to such plan.

(h) To the Knowledge of the Seller, the Companies have, for purposes of each Company Employee Benefit Plan, correctly classified those individuals performing services for the Companies as common law employees, leased employees, independent contractors or agents.

3.14 Labor; Personnel.

(a) Employee Information. The Seller has delivered to the Buyer a complete list, as of the day prior to the date of this Agreement, of all employees (by type or classification) of the Companies (other than Kurt Barker or other employees located at Five Greenwich Office Park, Greenwich, CT) and all employees (by type or classification) of the Seller and its other Affiliates whose primary job functions are devoted to the Business, including, in such case, employees on leave of absence, such as family medical leave, military leave and disability or sick leave (such employee whose primary job functions are devoted to the Business, collectively, the “Employees” (for the avoidance of doubt, “Employees” shall not include Kurt Barker or other employees located at Five Greenwich Office Park, Greenwich, CT), and their respective rates of compensation, including the portions thereof attributable to bonuses; provided, however, that such list may be inaccurate to the extent of any recent hires and departures in the ordinary course of business; provided, further, Seller shall provide Buyer with an updated list of such information for recent hires and departures promptly after the next payroll cycle close after the date of this Agreement. The Seller has heretofore made available to the Buyer true, correct and complete copies of all written employment agreements with the Employees. The Employees (together with Kurt Barker and employees of the Seller or its Affiliates who provide any services to the Companies) constitute the appropriate employees necessary for the operation of the Business as presently conducted. To the Knowledge of the Seller, no executive or manager Employee (i) has any present intention to terminate his or her employment, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such Contract between such employee and any Person other than one of the Companies that would be material to the performance of such Employee’s employment duties.

(b) Labor and Employment Matters. Except as Previously Disclosed on Schedule 3.14(b), neither Company is a party to any collective bargaining agreement or relationship with any labor union or similar organization, nor does the Seller have Knowledge of any such organization that represents or claims to represent any of the Employees. Except as Previously Disclosed on Schedule 3.14(b), (i) neither Company is delinquent in payments to any Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such Employees; (ii) there are no strikes, work stoppages, slowdowns or lockouts pending or, to the Knowledge of the Seller, threatened against the Companies; (iii) there are no labor or employment-related grievances, claims or Proceedings of any kind pending or, to the Knowledge of the Seller, threatened against the Companies which, if adversely determined, individually or in the aggregate, could reasonably be expected to result in damages payable by the Companies in excess of $100,000; (iv) for the past three (3) years there has been no Proceeding identified in the preceding subsection filed against the Companies which has not been resolved; (v) no labor organization or group of Employees has filed any representation petition or made any written or, to the Knowledge of the Seller, oral demand to either Company for recognition with respect to any of the Employees; and (vi) to the Knowledge of the Seller, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists. Except as Previously Disclosed on Schedule 3.14(b), all material bargaining obligations of the Companies with any employee representative have been or prior to Closing will be satisfied. Within the past three (3) years, none of the Companies has implemented any plant closing or layoff of employees that requires (without considering any plant closing or layoff of employees that may occur after the Closing) any notice or payment to employees under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law (collectively, the “WARN Act”), and no such action will be implemented without advance notification to Buyer except as permitted by Section 5.3.

3.15 Litigation. Except as Previously Disclosed in Schedule 3.15, (a) there are no Proceedings or (to the Knowledge of Seller) investigations pending or, to the Knowledge of the Seller, threatened (i) by or against either Company (or by or against the Seller or any of its Affiliates (other than the Companies) in respect of the Business) which seeks injunctive or other equitable relief or damages in excess of $100,000 in any individual Proceeding, or (ii) by or against either Company or the Seller or any of its Affiliates with respect to the Transactions or that could reasonably be expected to impair the Seller’s ability to consummate the Transactions; and (b) there is no outstanding material Order to which either Company or any Asset is subject, other than garnishment Orders with respect to wages of its employees.

3.16 Compliance with Laws; Permits.

(a) Except as Previously Disclosed on Schedule 3.16(a), the Companies are in compliance in all material respects with all Laws and Orders applicable to the Companies, and, to the Knowledge of the Seller, neither Company has received any written notice from a Governmental Body alleging any material violation of any such Law or Order applicable to the Companies, which allegation has not been resolved.

(b) Schedule 3.16(b) contains a complete list and description of (i) all state prequalifications and (ii) all other material Permits held or used by the Companies. The Permits held by the Companies relating to the Business constitute all material Permits used in, and all material Permits necessary for, the operation of the Business as currently conducted. All of such material Permits are valid and in full force and effect, and there are no proceedings pending or, to the Knowledge of the Seller, threatened for the revocation, cancellation or suspension of any such Permit. Except as Previously Disclosed on Schedule 3.3 or Schedule 3.16(b), no loss, termination or expiration of any such material Permit is pending or, to the Seller’s Knowledge, threatened, other than expiration in accordance with the terms thereof, which terms do not expire as a result of the consummation of the Transactions.

3.17 Environmental Matters. Except as Previously Disclosed on Schedule 3.17:

(a) the operations of the Business are in compliance in all material respects with all applicable Environmental Laws;

(b) the Companies have obtained all Permits required under all applicable Environmental Laws necessary to operate the Business and are in compliance in all material respects with all such Permits, except for such Permits the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) neither Company is the subject of any outstanding Order, or party to any agreement with any Governmental Body and neither Company has received, since December 31, 2005, any written notice from any Governmental Body of any noncompliance or liability, in each of the foregoing cases, respecting (i) Environmental Laws, or (ii) any release of a Hazardous Material, in each case, relating to the operation of the Business;

(d) to the Knowledge of the Seller, there is not located at any of the Real Property any (i) asbestos-containing material, (ii) equipment containing polychlorinated biphenyls, or (iii) landfills, surface impoundments or disposal areas;

(e) to the Knowledge of the Seller, there are no underground storage tanks located at any of the Real Property; and

(f) neither Company nor, to the Knowledge of the Seller, any of their respective predecessors, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) so as to give rise to, or that could reasonably be expected to give rise to, any material Liabilities to either Company, including any Liabilities for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any material investigative, corrective or remedial obligations, pursuant to any Environmental Laws.

THE BUYER ACKNOWLEDGES THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 3.17 ARE THE ONLY REPRESENTATIONS AND WARRANTIES BEING MADE BY THE SELLER IN THIS AGREEMENT WITH RESPECT TO ENVIRONMENTAL LAWS, ENVIRONMENTAL PERMITS AND ENVIRONMENTAL MATTERS.

3.18 Related Party Transactions. Except for assets or services to be provided under the Transitional Services Agreement or the IT Services Agreement and the UR Intellectual Property, Schedule 3.18 sets forth a list and description of (i) services provided to the Companies with respect to the operation of the Business by the Seller or any of its Affiliates (other than the Companies) (including by employees of the Seller or its Affiliates who are not Employees), and (ii) all Contracts, arrangements or other transactions, whether for the purchase, lease or sale of property or otherwise, between the Companies, on the one hand, and the Seller or its other Affiliates, on the other hand, or under which both the Companies, on the one hand, and the Seller or its other Affiliates, on the other hand, have rights or benefits or obligations (including any Contract pursuant to which any of the Companies guarantees any obligation of Seller or any of its Affiliates).

3.19 Customers and Suppliers. Schedule 3.19 hereto lists (i) with respect to the year ended December 31, 2005 and the ten-month period ended October 31, 2006, the ten largest suppliers (by dollar volume) of the Business during such periods (showing the dollar volume of each), and (ii) the ten largest customers (by revenue yet to be earned under then existing Contracts (backlog)) of the Business as of October 31, 2006, (showing the backlog for each). Except as Previously Disclosed in Schedule 3.19, none of such customers or suppliers required to be identified in Schedule 3.19 has notified in writing (or to the Knowledge of Seller, otherwise notified) either Company, the Seller or any of its Affiliates that it will cease doing, or materially reduce the level of, business with the Companies or will otherwise materially and adversely change its business relationship with the Companies and, to the Knowledge of the Seller, there has been no material adverse change in the business relationship of the Companies or the Seller or any of its Affiliates with such customers or such suppliers required to be identified in Schedule 3.19, in each case, in connection with the Business.

3.20 Brokers; Finders. Except for a transaction fee and expenses that will be paid by the Seller to UBS Securities, LLC at the Closing, neither the Seller nor either Company has any Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which the Buyer or the Companies could be liable.

3.21 Insurance. Schedule 3.21 sets forth the following information with respect to each insurance policy to which either Company is a party, a named insured, covered or otherwise the beneficiary of coverage as of the date of this Agreement: the name of the insurer, the name of the policy holder, the period of coverage, the amount of coverage, the amount of premium and the type of coverage. Except as Previously Disclosed on Schedule 3.21, neither Company has any material self-insurance or coinsurance programs. There is no material claim outstanding in respect of the Business by the Seller or any Company under any such insurance policies as to which coverage has been denied by the insurer or as to which, after reviewing the information provided with respect to such claim, the insurer has advised in writing that it intends to deny such claim. All such insurance is in full force and effect; all premiums due thereunder have been paid; neither the Seller nor either Company is in breach or default thereunder; no event has occurred that, with notice or the lapse of time, or both, would constitute such a breach or default, or permit termination, modification, or acceleration by the insurer, under such policies; and no written notice of cancellation or termination has been received by the Seller with respect to any such insurance.

3.22 Disclosure. No representation or warranty made by the Seller in this Article III or in any other Transaction Document or in any of the Schedules or Exhibits hereto contains any untrue statement of a material fact or omits a material fact necessary to make such representation or warranty, in light of the circumstances in which it was made, not misleading.

3.23 Disclaimer of Warranties. The Buyer acknowledges that neither the Seller nor any Person acting on behalf of the Seller has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Companies or the Business provided to the Buyer (including any information, document, material, estimates, pro forma financial statements, forecasts or projections provided to or made available to the Buyer in any data room (electronic or otherwise), management presentation or any other form in expectation of the transactions contemplated by this Agreement), except as expressly set forth in this Agreement. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III HEREOF, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO THE COMPANIES OR THE BUSINESS, INCLUDING ANY REPRESENTATIONS OR WARRANTIES AS TO THE FUTURE REVENUES OR PROFITABILITY OF THE COMPANIES OR THE BUSINESS OR AS TO THE MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OF ANY OF THE ASSETS OF THE COMPANIES OR THE BUSINESS OR REPRESENTATIONS OR WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW, FROM A COURSE OF DEALING OR USAGE OF TRADE. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER

The Buyer represents and warrants to the Seller as of the date of this Agreement and, on the Closing Date, as of the Closing Date, as follows:

4.1 Organization and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Buyer has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by the Buyer of each Transaction Document to which it is a party and the performance by the Buyer of the Transactions have been duly approved by all requisite corporate action of the Buyer. Except as Previously Disclosed on Schedule 4.1, this Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally. Upon the execution and delivery by the Buyer of each other Transaction Document to which it is a party, such Transaction Document will have been duly executed and delivered and will constitute the valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors’ rights generally.

4.2 No Conflicts. Except as Previously Disclosed on Schedule 4.2, neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time (or both): (a) violate any Law to which the Buyer is subject; (b) violate any Organizational Document of the Buyer; (c) violate, conflict with, or result in a breach of any Contract to which the Buyer is a party or by which the Buyer is bound; or (d) require Holding or the Buyer to notify, make any filing with, or obtain any Consent of any Governmental Body.

4.3 Litigation. There is no Proceeding pending or, to the Knowledge of the Buyer, threatened against the Buyer relating to or affecting the Transactions.

4.4 No Brokers’ Fees. Neither the Buyer nor its Affiliates has any Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which the Seller could be liable.

4.5 [RESERVED]

4.6 Investment Intent; Information. The Buyer is acquiring the Shares and the Partnership Interests as an investment for its own account and not with a view to the distribution thereof. The Buyer shall not sell or transfer any of the Shares or the Partnership Interests in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws. The Buyer acknowledges that it has been furnished with such documents, materials and information as the Buyer deems necessary or appropriate for evaluating the purchase of the Shares and the Partnership Interests. The Buyer confirms that it has made such further investigation of the Companies as was deemed appropriate to evaluate the merits and risks of this purchase. The Buyer further acknowledges that it has had the opportunity to ask questions of, and receive answers from, the directors and officers (or equivalent personnel) of the Companies, the Seller and Persons acting on the Companies’ and the Seller’s behalf, concerning the terms and conditions of the purchase of the Shares and the Partnership Interests.

4.7 Size-of-Person. No entity (as such term is defined under the HSR Act), together with its affiliates (as such term is defined under the HSR Act), (i) holds (as such term is defined under the HSR Act) fifty percent (50%) or more of the outstanding securities of Holding that entitle the holder thereof presently to vote for the election of directors of Holding or (ii) has the contractual power presently to designate fifty percent (50%) or more of the directors of Holding. The structure implemented to acquire the Companies has not been entered into or employed for the purpose of avoiding the obligation to comply with the requirements of the HSR Act. Each of Holding and the Buyer was incorporated in December 2006 and has no, and has never had any, assets (other than, at Closing, Holding’s ownership of all of the capital stock of the Buyer), sales, income or operations. Neither Holding nor the Buyer has any balance sheets or statements of income and expense.

ARTICLE V

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the Closing:

5.1 Efforts. Each Party will use all commercially reasonable efforts to take all actions necessary, proper or advisable in order to consummate the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article VI) as soon as reasonably practicable, but in any event prior to the date set forth in Section 7.1(b).

5.2 Approvals, Consents, Contracts and Communication.

(a) As promptly as practicable after the date hereof, each Party will make all filings required by applicable Law to be made by them in order to perform the Transactions contemplated to be performed on or before the Closing Date. Each Party will cooperate with the other Party and its Representatives with respect to all filings that such other Party makes in connection with the Transactions.

(b) The Seller and the Buyer shall meet (in person or telephonically) on a regular basis and work cooperatively to develop and implement a work plan designed to obtain all Consents, and give all notices to any Person, necessary or required for such Party to consummate the Transactions (including Consents for the Seller Previously Disclosed on Schedule 5.2(b) and appropriate authorizations from Governmental Bodies for the Companies to conduct the Business after the Closing), keeping each other apprised of the status of obtaining such Consents and giving such notices. Each of the Buyer and the Seller will, as promptly as practicable, take all commercially reasonable steps necessary or desirable to obtain all such Consents and to give all such notices required for such Party to consummate the Transactions. The Seller shall, and agrees to cause the Companies to, allocate such of its or their resources, including management personnel and employees, as are reasonably necessary to plan and implement the process for obtaining such Consents and giving such notices. Notwithstanding the foregoing, neither the Seller nor either Company nor the Buyer will be required to pay any consideration (except as may be specified by a Contract by which such Person is bound to obtain such Consent), agree to any undertaking or modification to a Contract (except an amendment solely for the purpose of reflecting the change of the party to one of the Companies), or offer or grant any financial accommodation.

(c) Subject to Section 9.6, (i) to the extent that any Asset (other than a Contract) is held in the name of the Seller or one of its Affiliates (other than a Company), the Seller shall, or shall cause its Affiliate (as applicable) to, use reasonable best efforts to transfer or assign such Asset to a Company at or prior to the Closing, and (ii) to the extent that any Contract primarily used or held for use in connection with the Business is held in the name of the Seller or one of its Affiliates (other than a Company), the Seller shall, or shall cause its Affiliate (as applicable) to, use commercially reasonable efforts to transfer or assign such Asset to a Company at or prior to the Closing; provided that neither the Seller nor such Affiliate shall, without the prior written consent of the Buyer, amend or otherwise modify any such Contract in connection with such transfer or assignment in a manner that would affect the rights or obligations of the Companies thereunder in any material respect.

(d) The Seller and the Buyer shall keep each other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such Party or any of such Party’s Affiliates from any third party or Governmental Body with respect to the Transactions. Without limiting the obligations of such Party pursuant to the immediately foregoing sentence, each Party shall promptly, upon obtaining Knowledge of the following, give written notice to the other of any breach of any representation or warranty made by such Party hereunder, or the occurrence of any facts, events or circumstances that would be a breach of such Party’s representations or warranties hereunder if such representations or warranties were given by such Party at the time such facts, events or circumstances occurred.

5.3 Operation of Business. Except as otherwise contemplated in the Transaction Documents or with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall, and shall cause the Companies to:

(a) conduct the Business in the ordinary course of business (including with respect to maintenance of working capital balances, incurrence of intercompany charges, collection of accounts receivable, payment of employee compensation, payment of accounts payable, repair and maintenance of assets and cash management practices generally);

(b) use efforts consistent with past practice in the ordinary course of business to (i) maintain the Business and the relations and goodwill with its material suppliers, customers, lessors, vendors, service providers, employees, licensees, licensors, and others having material business relations with it and (ii) keep the business organization of each Company and the Business intact, including their present business operations, physical facilities and working conditions;

(c) cause its current insurance (or reinsurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage similar to or greater than the coverage under the canceled, terminated or lapsed policies are in full force and effect;

(d) maintain the Assets in good repair, order and condition consistent with past practices and, in the event of a casualty, loss or damage to any of such Assets or properties prior to the Closing Date, whether or not such Company is insured, either repair or replace such damaged property or use the proceeds of such insurance in such other manner as agreed upon by Buyer;

(e) refrain from canceling, compromising, waiving or releasing any right or claim, other than in the ordinary course of business (including customer credits and adjustments and lien waivers in the ordinary course of business);

(f) refrain from selling, leasing, licensing, sublicensing, assigning or transferring any portion of the Assets, other than in the ordinary course of business;

(g) refrain from entering into, amending, terminating or cancelling any Contract that would be a Listed Contract if entered into on the date of this Agreement (other than customer Contracts and any guaranties, letters of credit, letters of comfort, Surety Bonds, or any obligation to maintain or provide collateral relating to such Contracts, in each case, entered into in the ordinary course of business);

(h) refrain from entering into any employment Contract or collective bargaining agreement pertaining to Employees, written or oral, or modify the terms of any such existing Contract, in any such case outside the ordinary course of business;

(i) refrain from granting any increase in the base compensation of any Employees outside the ordinary course of business;

(j) refrain from adopting, amending, modifying or terminating any bonus, profit-sharing, incentive, severance or other plan, contract or commitment which affects any Employee; provided, that nothing in this clause (j) shall restrict the Seller or any of its Affiliates (other than the Companies) from taking any such action with respect to employees of the Seller and its Affiliates (including the Companies) in general;

(k) refrain from making any material change in employment terms for any Employees outside the ordinary course of business;

(l) not make any change or authorize any change to the Organizational Documents of either Company;

(m) not make any capital expenditures in excess of $600,000 per calendar month (inclusive of delivery costs, Taxes and other similar costs in connection therewith) without the prior consent of the Buyer (which consent may be withheld for any reason); and

(n) not agree in writing or otherwise to take or not to take (as applicable) any of the actions described above in this Section 5.3.

For the avoidance of doubt, the Seller shall not be prohibited from continuing to sweep through the Effective Time available cash and cash equivalents in any account for the benefit of the operations of the Business into a separate account of the Seller. In addition, nothing in this Article V shall restrict the ability of the Seller or its Affiliates to (i) remove assets or property of the Seller or its Affiliates (including the Companies) primarily used or primarily held for use for

Trench Shoring Activities and located at or sourced from the Villa Park, Illinois, Flagstaff, Arizona or Ventura, California branches of the Companies, including all road plates and trench boxes, and all road plates located at or sourced from the Denver, Colorado and Minneapolis, Minnesota branches of the Companies, (ii) assign or transfer to URHT Inc. or URHT LP prior to the Closing any Contracts, including any Leases, or assets relating to the Business held in the name of the Seller or any of its Affiliates (other than the Companies), (iii) to close any branch location or exit any line of business which has a negative contribution margin (pre-corporate allocation) or sell or otherwise exit any or all of the Companies’ North Dakota branches or the Billings, Montana branch (provided that, without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Companies shall not be bound by any restrictive covenant pursuant to any divestiture agreement entered in connection with any such transactions), (iv) remove from URHT Inc. and URHT LP all cash, certificates of deposit, bank deposits, negotiable instruments, marketable securities or other cash equivalents through the Effective Time, (v) manage all intercompany payables and receivables of the Companies in order to cancel or otherwise eliminate such intercompany accounts prior to Closing in accordance with Section 5.8, or (vi) manage the Working Capital such that the Working Capital as of the Effective Time shall not exceed the Target Working Capital; provided, that the Seller shall not take any action in connection with clause (vi) above that is in breach or violation of any Contract or that does not constitute prudent practices in connection with the operation of the Business (including in respect of the Business’ relationship with its customers or suppliers or the repair, maintenance or replacement of assets) or otherwise could, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the operations of the Business (including in respect of the Business’ relationship with its customers or suppliers).

Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that the Companies may, and to the extent reasonably required shall, make replacement capital expenditures up to $600,000 per calendar month from and after January 1, 2007; provided, that 50% of all such capital expenditures made by the Companies from and after January 1, 2007 (inclusive of delivery costs, Taxes and other similar costs in connection therewith) (such 50% of such capital expenditures, the “Buyer Capex Requirements”) shall be added to the Purchase Price as provided in Section 2.2 and shall be subject to adjustment as provided in Section 2.5. Any other capital expenditures made by the Companies with the Buyer’s consent in accordance with Section 5.3(m) (inclusive of delivery costs, Taxes and other similar costs in connection therewith) shall be treated 100% as Buyer Capex Requirements.

5.4 Access. The Seller will, and will cause the Companies to: (a) upon reasonable prior written notice, permit the Buyer and its Representatives to have reasonable access (as coordinated with representatives of the Seller) during normal business hours to the assets, properties and facilities and to all key personnel, accountants, agents, books, records, Tax Returns, Contracts, documents and data of the Companies to the extent pertaining to the Business and (b) furnish the Buyer and its Representatives with copies of all such books, records, Tax Returns, Contracts, documents and data as the Buyer may reasonably request; provided, however, that (i) such investigations and inquiries by or on behalf of the Buyer do not unreasonably interfere with normal operations or customer, supplier or employee relations of the Business; and (ii) the Buyer may contact any customer or supplier of the Business only after obtaining the prior written consent of the Seller (which consent shall not be unreasonably withheld or delayed), who shall have the option to participate (or appoint a designee to participate) in any such contact between the Buyer and any such customer or supplier. Prior to the Closing and to the extent permitted by applicable Law, the Seller shall, and will cause the Companies to, confer on a regular and reasonable basis with the Buyer and its Representatives to report on operational matters and the general status of ongoing operations of the Business. For the avoidance of doubt, the Buyer acknowledges and agrees that any information obtained pursuant to this Section 5.4 or otherwise in connection with this Agreement or the Transactions shall be subject to the terms and provisions of the Confidentiality Agreement and the Buyer shall be bound by the Confidentiality Agreement as though it had executed such agreement as Wynnchurch. At the request of the Buyer, the Seller shall deliver to the Buyer an updated list of the Employees containing such information as is required to be included in the list delivered pursuant to Section 3.14(a).

5.5 Exclusivity. The Seller agrees that it will not, and will cause each of its Affiliates (including the Companies) not to, directly or indirectly, through any officer, director, agent or otherwise: (a) solicit, initiate or encourage the submission of any proposal or offer from any Person (other than the Buyer and its Affiliates and Representatives) relating to any transaction involving the sale of any equity interest in either Company or assets of the Business (other than the sale of any assets in the ordinary course of business) or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving the Business (each an “Acquisition Proposal”); (b) institute, pursue or participate in any discussion or negotiation regarding, or furnish any information with regard to, any Acquisition Proposal; or (c) assist, cooperate with, facilitate or encourage any effort or attempt to do or seek any of the foregoing. The Seller shall promptly notify the Buyer if any such bona fide proposal or offer regarding an Acquisition Proposal that is superior to the Transactions is made orally or in writing and shall provide reasonable detail regarding the nature thereof and the Seller’s response thereto. Notwithstanding the foregoing, nothing in this Section 5.5 shall preclude any action or omission (i) for the purpose of exploring or effecting any Change of Control (or any transaction that would be a Change of Control but for such event involving an Affiliate of United Rentals, Inc.) or (ii) required to comply with any applicable Law or the rules of the New York Stock Exchange, including all reporting and disclosure requirements applicable to the Seller and its Affiliates, and any such actions or omissions shall not be deemed to be a breach of this Section 5.5.

5.6 Press Releases and Public Announcements. Prior to the Closing, no Party or any of its Affiliates will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer and the Seller; provided, however, that, if any Party believes in good faith that such public disclosure is required by applicable Law or the rules of the New York Stock Exchange and promptly notifies the other Party of such disclosure and the reason therefor and, to the extent reasonably possible, affords the other Party a reasonable opportunity to review and comment upon such disclosure, such Party may make such disclosure as is legally required or required by the rules of the New York Stock Exchange. Prior to the Closing, the Seller and the Buyer will consult with each other concerning the means by which any employee, customer or supplier of the Business or any other Person having any business relationship with the Business will be informed of the Transactions; provided, however, that any such communication is subject to the prior written approval of the Seller (not to be unreasonably withheld or delayed). Notwithstanding the foregoing, the parties acknowledge and agree that the Seller or its Affiliate shall make public announcements (including earnings and analysts calls and filing a Form 8-K and other forms and documents with the Securities and Exchange Commission that may include a copy of this Agreement) of this Agreement, the Transactions and the Purchase Price as it may deem necessary or prudent under applicable Law or the rules of the New York Stock Exchange.

5.7 Financing. The Buyer shall promptly, after their execution, deliver to the Seller true, complete and correct copies of signed commitment letters and related term sheets received by the Buyer from debt and, if applicable, equity financing sources (including equity financing sources (if any) for Holding). The Buyer shall promptly notify the Seller of the refusal of any party to the debt commitment letter to provide the financing in accordance with each of the terms and conditions described therein. The Seller shall, and shall cause the Companies to, provide such assistance and cooperation as the Buyer and its Affiliates may reasonably request in connection with obtaining the debt financing described in the debt commitment letter, including providing reasonable access to the Business and the Assets, reasonably cooperating with the Buyer and its Affiliates in preparing definitive debt financing documents and reasonably cooperating with the Buyer in making closing deliveries required thereunder. In furtherance of the foregoing, Seller shall, and shall cause the Companies to, assist and cooperate with the Buyer and its Affiliates in their obtaining landlord lien waivers, non-disturbance agreements and estoppel certificates required in connection with the debt financing described in the debt commitment letter (including promptly facilitating discussions with the relevant landlords for the Real Property). Notwithstanding anything to the contrary herein, neither the Seller nor any of its Affiliates (including the Companies) will be required to make any out of pocket expenditure in connection with their obligations under this Section 5.7 nor shall any provision of this Section 5.7 be interpreted to require that the Seller postpone the Closing Date. The Parties acknowledge that nothing herein is intended to imply that Buyer’s obtaining financing pursuant to the commitment letters is a condition to the obligation of the Buyer to perform the Transactions contemplated to be performed on the Closing Date.

5.8 Intercompany Accounts. Prior to the Effective Time, Seller and its Affiliates (other than the Companies), on the one hand, and the Companies, on the other hand, shall cause the elimination of all intercompany payables and intercompany receivables by and between Seller and its Affiliates (other than the Companies), on the one hand, and the Companies, on the other hand; provided, that arm’s length rental transactions between the Companies and the Seller or its other Affiliates entered into on or prior to the Closing Date shall not be affected by this Section 5.8.

5.9 Delivery of Certain Contracts. Seller shall use commercially reasonable efforts to provide to Buyer, not less than two (2) Business Days prior to the expected Closing Date, an updated list of Contracts that would have required, pursuant to Section 5.3(g), the consent of the Buyer in order for the Companies to enter into such Contracts but for the parenthetical in Section 5.3(g), which list shall be accurate as of the date of its delivery.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to the Buyer’s Obligations. The Buyer’s obligation to perform the Transactions contemplated to be performed on the Closing Date is subject to satisfaction, or written waiver by the Buyer, of each of the following conditions:

(a)(i) Each of the representations and warranties of the Seller in this Agreement that is qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier specific date (in which case such representations and warranties qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); provided, however, that, in the event of a breach of a representation or warranty (other than a representation or warranty that is qualified by Material Adverse Effect and other than a representation or warranty set forth in the first sentence of Section 3.1 (Organization, Qualification and Corporate Power), the first two sentences of Section 3.2 (Authority) or the first sentence of Section 3.4(c) (Capitalization)), the condition set forth in this Section 6.2(a)(i) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together with all other breaches of representations and warranties results, or could reasonably be expected to result, in a Material Adverse Effect, (ii) the Seller must have performed and complied with in all material respects all of its covenants and agreements in this Agreement to be performed at or prior to the Closing, and (iii) the Seller must deliver to the Buyer at the Closing a certificate signed by a senior executive officer of the Seller on behalf of the Seller, in form and substance reasonably satisfactory to the Buyer, confirming satisfaction of the conditions in clauses (i) and (ii) above.

(b) No Proceeding shall be pending before any Governmental Body or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling is not a remote possibility and would prevent the performance of this Agreement in any material respect or the consummation of any of the Transactions in any material respect, declare unlawful such Transactions, cause such Transactions to be rescinded, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.

(c) Each of the following documents must have been delivered to the Buyer:

(i) certificates representing all of the outstanding Shares, free and clear of any Encumbrances (other than generally applicable restrictions under securities Laws), accompanied by stock powers duly executed by the Seller;

(ii) an appropriate instrument transferring all of the Partnership Interests to the Buyer and an Affiliate of the Buyer, free and clear of any Encumbrances (other than generally applicable restrictions under securities Laws), executed by the Seller and each other Subsidiary of the Seller owning any such Partnership Interest;

(iii) certified copies of (A) the Organizational Documents of each Company and (B) the resolutions of the Seller’s board of directors approving the relevant Transaction Documents and the Transactions;

(iv) a short-form certificate of good standing of each Company, certified by the Secretary of State of such Company’s jurisdiction of incorporation or organization as of a reasonable date prior to the Closing Date;

(v) the minute books, stock certificate books and stock ledger (or the equivalent books and ledgers, if any) of each Company;

(vi) the Transitional Services Agreement, executed by the Seller;

(vii) the IT Services Agreement, executed by the Seller or one of its Affiliates;

(viii) signed resignations of each director of URHT Inc.; and

(ix) pay-off letters, releases or any other documents reasonably requested by the Buyer evidencing (A) the payments required to satisfy in full all Indebtedness of the Companies for borrowed monies and capitalized lease obligations or (B) the satisfaction, upon the occurrence of the Closing, in full of, or termination of all of the Companies’ obligations in respect of, all credit facilities or public debt of the Seller or its Affiliates, and in each case, appropriate releases, UCC termination statements and other customary documents reasonably requested by the Buyer releasing all Encumbrances (other than Permitted Encumbrances) on the Assets related to such Indebtedness or set forth on Schedule 3.7, in each case, in form and substance reasonably satisfactory to the Buyer.

(d) Since December 31, 2005, no Material Adverse Effect shall have occurred.

(e) A non-foreign person affidavit with respect to ownership of each Company dated as of the Closing Date and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Internal Revenue Code.

6.2 Conditions to the Seller’s Obligations. The Seller’s obligations to perform the Transactions contemplated to be performed on the Closing Date are subject to satisfaction, or written waiver by the Seller, of the following conditions:

(a)(i) Each of the representations and warranties of the Buyer in this Agreement that is qualified by materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made as of an earlier specific date (in which case such representations and warranties qualified by materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date); provided, however, that, in the event of a breach of a representation or warranty, the condition set forth in this Section 6.2(a)(i) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together results, or could reasonably be expected to result, in a material adverse effect on the Buyer or the Buyer’s ability to perform its obligations under the Transaction Documents or to consummate the Transactions, (ii) the Buyer must have performed and complied with in all material respects all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) the Buyer must deliver to the Seller at the Closing a certificate signed by a senior executive officer of the Buyer on behalf of the Buyer, in form and substance reasonably satisfactory to the Seller, confirming satisfaction of the conditions in clauses (i) and (ii) above.

(b) No Proceeding shall be pending before any Governmental Body or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling is not a remote possibility and would prevent the performance of this Agreement in any material respect or the consummation of any of the Transactions in any material respect, declare unlawful such Transactions, cause such Transactions to be rescinded, and no judgment, decree, injunction, order or ruling shall have been entered which has any of the foregoing effects.

(c) Each of the following documents must have been delivered to the Seller:

(i) certified copies of (A) the Organizational Documents of the Buyer and (B) the resolutions of the Buyer’s board of directors approving the relevant Transaction Documents and the Transactions, including any financing for any portion of the Purchase Price;

(ii) a short-form certificate of good standing of the Buyer, certified by the Secretary of State of such company’s jurisdiction of incorporation as of a reasonable date prior to the Closing Date;

(iii) the Transitional Services Agreement, executed by the Companies;

(iv) the IT Services Agreement, executed by the Companies; and

(v) a properly completed and executed Internal Revenue Service Form 8023 and any other forms and documents necessary to make the 338(h)(10) Election for each Company for which a 338(h)(10) Election will be made.

ARTICLE VII

TERMINATION

7.1 Termination Events. This Agreement may, by written notice given to the Seller or the Buyer, as applicable, prior to the Closing, be terminated:

(a) by (i) the Buyer, if any representation or warranty of the Seller in this Agreement that is qualified by materiality or Material Adverse Effect shall be inaccurate in any respect, or those not so qualified shall be inaccurate in any material respect, and, in respect of any representation or warranty (other than a representation or warranty that is qualified by Material Adverse Effect and other than a representation or warranty set forth in the first sentence of Section 3.1 (Organization, Qualification and Corporate Power), the first two sentences of Section 3.2 (Authority) or the first sentence of Section 3.4(c) (Capitalization)), such inaccuracy taken together with all other inaccuracies results, or could reasonably be expected to result, in a Material Adverse Effect, or the Seller has breached any covenant or agreement in this Agreement in any material respect, and which inaccuracy or breach, if curable and if the Seller shall be using commercially reasonable efforts to cure such inaccuracy or breach, has not been cured within twenty (20) days after the giving of written notice to the Seller of such inaccuracy or breach, or (ii) the Seller, if any representation or warranty of the Buyer in this Agreement that is qualified by materiality shall be inaccurate in any respect, or those not so qualified shall be inaccurate in any material respect and, in respect of any representation or warranty, such inaccuracy taken together with all other inaccuracies results, or could reasonably be expected to result, in a material adverse effect on the Buyer, or the Buyer has breached any covenant or agreement in this Agreement in any material respect, which inaccuracy or breach, if curable and if the Buyer shall be using commercially reasonable efforts to cure such inaccuracy or breach, has not been cured within twenty (20) days after the giving of written notice to the Buyer of such inaccuracy or breach;

(b) by (i) the Buyer, if any condition in Section 6.1 has not been satisfied or waived in writing by March 31, 2007 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of the Buyer to comply with its obligations under this Agreement) or (ii) the Seller, if any condition in Section 6.2 has not been satisfied or waived in writing by March 31, 2007 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of the Seller to comply with its obligations under this Agreement); or

(c) by mutual written consent of the Buyer and the Seller.

7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that the provisions of Article XII will survive such termination and the Confidentiality Agreement shall not be affected by such termination. Nothing in this Article VII will release any Party from any Liability for any breach of any covenant or agreement in this Agreement. Notwithstanding anything herein to the contrary, this Agreement shall terminate without liability to either Party if all of the liquidated damages contemplated by that certain side letter, dated as of the date hereof, from the Seller and accepted by Oak Hill and Wynnchurch Capital Partners II, L.P. are paid to the Seller.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

8.1 Continued Employment. Neither the Buyer nor any of its Affiliates (including the Companies) shall be obligated to continue to employ any Person for any specific period of time or on any specific employment terms following the Closing Date, subject to applicable Law. For purposes of this Article VIII, a “Transferred Employee” is an Employee who is (i) actively employed by the Companies on the Closing Date or an Employee who is on disability or an approved leave of absence on the Closing Date and who is able to and does return to work with the Buyer or its Affiliates (including the Companies) within nine (9) months following the Closing Date and (ii) is not a Retained Employee (defined below). As of the Closing or immediately prior thereto, the Seller shall transfer the employment of all of the employees of the Companies identified in Schedule 8.1 as a Retained Employee (collectively, the “Retained Employees”) to Seller or its Affiliates. With respect to each Retained Employee, Seller shall be responsible for all obligations and liabilities with respect to such employee, including payment when due of all salaries, wages, commissions, bonuses, severance and other compensation payable to or benefits to such employee.

8.2 Company Employee Benefit Plans. Except as expressly provided herein, neither the Buyer nor any of its Affiliates (including the Companies) shall assume any Liability with respect to, nor receive any right or interest in the assets of, any Company Employee Benefit Plans. Effective as of the Closing Date, except as otherwise specifically provided in this Agreement, all Transferred Employees will cease any participation in, and any benefit accrual under, all Company Employee Benefit Plans. From and after the Closing Date, except as expressly provided herein, the Companies shall not have any Liability and Seller shall indemnify and hold the Companies harmless with respect to the Company Employee Benefit Plans and all other employee benefit plans maintained or contributed to by the Seller or any ERISA Affiliate. Except as expressly provided herein, Seller shall retain full responsibility for all Company Employee Benefit Plans, including, for the avoidance of doubt, all workers compensation obligations arising from contemporaneously documented incidents occurring prior to Closing.

8.3 Welfare Benefits. Except as expressly provided herein, the Seller or one of its Affiliates shall retain responsibility under the Company Employee Benefit Plans that are Employee Welfare Benefit Plans in which the Transferred Employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefit claims thereunder made by the Transferred Employees and their eligible dependents in accordance with terms of the applicable Company Employee Benefit Plans. As provided in Section 8.2, from and after the Closing Date or the expiration of the applicable benefits transition period under Section 8.5 hereof, if applicable, the Transferred Employees shall not participate in any Company Employee Benefit Plans that are Employee Welfare Benefit Plans, and accordingly the Buyer and its Subsidiaries shall be responsible for all other welfare benefit claims made by the Transferred Employees and their eligible dependents under welfare benefit plans sponsored by the Buyer or its Subsidiaries. Notwithstanding anything in this Section 8.3, the Buyer shall not have any liability or obligation to provide benefits to any employee of the Business until such person becomes a Transferred Employee and, with respect to any Transferred Employee who is not actively at work on the Closing Date, until such time as the Transferred Employee returns to work with Buyer.

8.4 Credit for Service. To the extent that service is relevant for purposes of eligibility and vesting (and, in order to calculate the amount of any vacation, sick days, severance and similar benefits, but not for purposes of benefit accrual under any Employee Pension Benefit Plan that is a defined benefit plan) under any employee benefit plan, program or arrangement established or maintained by the Buyer or any of its Subsidiaries for the benefit of the Transferred Employees, following the Closing Date or the expiration of the applicable benefits transition period under Section 8.5 hereof, if applicable, Buyer shall use commercially reasonable efforts to ensure that such plan, program or arrangement shall credit such Transferred Employees for service earned on and prior to the Closing Date with the Companies, any of their Affiliates or any of their respective predecessors to the extent credited under an analogous Company Employee Benefit Plan as of the Closing Date in addition to service earned with the Buyer or any of the Buyer’s Subsidiaries after the Closing Date.

8.5 Preexisting Conditions; Coordination. Following the Closing Date or the expiration of the applicable benefits transition period under this Section 8.5, if applicable, the Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to cause to be waived limitations on eligibility, enrollment and benefits relating to any preexisting medical conditions of the Transferred Employees and their eligible dependents to the extent not applicable under the Company Employee Benefit Plans. Following the Closing Date or the expiration of the applicable benefits transition period under this Section 8.5, if applicable, the Buyer shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to recognize for purposes of annual deductible and out of pocket limits under its health and dental plans (the “Buyer Health Plans”), deductible and out of pocket expenses paid by Transferred Employees and their respective dependents under health and dental Company Employee Benefit Plans in the calendar year in which the Closing Date occurs to the extent the Transferred Employees participate in any such Buyer Health Plans in such same calendar year. Notwithstanding any provision herein to the contrary, for a short transition period following the Closing Date determined by Buyer but not to extend beyond the end of the third calendar month following the Closing Date, Seller shall permit Buyer to offer group health benefits (including medical, dental, vision and prescription drug) to the Transferred Employees as a participating employer in Seller’s group health plan (“Seller’s Health Plan”). Seller shall ensure that Transferred Employees are covered by Seller’s existing stop-loss policy during the transition services period. Buyer shall be solely responsible for, and shall pay as and when due, all claims (up to applicable stop-loss limits, and net of (i) any premiums deducted from employee paychecks by Seller, if applicable under transition services, and (ii) COBRA premiums received by Seller directly from a Transferred Employee or his eligible dependents), costs and expenses of any such coverage with respect to Transferred Employees under Seller’s Health Plan for such transition period In that regard, Seller may determine to implement such transition coverage under Seller’s Health Plan by (i) periodically during the transition period billing Buyer for the premium equivalents related to such coverage and (ii) following such transition period, billing Buyer for the cost of any claims in excess of premium equivalents, pro rata cost for any related stop-loss insurance coverage and pro rata cost of any related administrative or other fees from the third party administrator for such plan, and Buyer shall pay as and when due all such amounts. In addition, and notwithstanding any provision herein to the contrary, Seller shall permit Buyer to offer fully-insured welfare benefit coverage (e.g., life insurance, short-term and long-term disability coverage) to the Transferred Employees under Seller’s welfare plans for the transition period described above, but only to the extent such coverage is permitted by the applicable insurance carriers for such benefits, and, in this regard, Seller shall use commercially reasonable efforts to obtain such transition coverage from its insurance carriers.

8.6 Vacation. The Buyer shall, or shall cause its Subsidiaries to, recognize and provide all accrued but unused vacation of each Transferred Employee as of the Closing Date to the extent properly accrued on the Companies’ books and records and included as a current liability in the calculation of Working Capital. Notwithstanding the foregoing, nothing in this Agreement shall proscribe or limit Buyer’s discretion to change the Companies’ vacation policies or establish new vacation policies of its choosing, subject to any applicable Law. Neither the Seller nor any of its Affiliates shall have any Liability to pay or provide any vacation payments claimed by Transferred Employees on or after the Closing Date to the extent properly accrued and taken into account in the calculation of Working Capital.

8.7 COBRA. Following the Closing Date or the expiration of the applicable benefits transition period under Section 8.5 of this Agreement, if applicable, the Buyer shall, or shall cause a Subsidiary to, provide continuation health care coverage to all Transferred Employees and their qualified beneficiaries who enroll under the Buyer’s health plan and thereafter experience a qualifying event, in accordance with the continuation health care coverage requirements of COBRA. Notwithstanding any provision herein to the contrary and consistent with the provisions of Section 8.5, for any Transferred Employees who experience a COBRA qualifying event on or after the Closing Date and during the transition period under Section 8.5, Buyer shall remain financially responsible for such COBRA coverage as described in Section 8.5, and upon the end of the transition period Buyer shall cause such COBRA coverage to be provided under Buyer’s Health Plan. The Seller or one of its Affiliates shall be responsible for providing COBRA coverage in accordance with applicable Law for all other current and former employees of the Business and their qualified beneficiaries.

8.8 WARN. The Buyer shall be responsible for compliance with, and shall comply with and pay all amounts due under, the WARN Act and all liabilities and obligations related thereto after the Closing Date with respect to the Transferred Employees, in each case, to the extent applicable. The Seller, on or prior to the Closing Date, shall provide the Buyer with a list of employee layoffs, by location, implemented by either Company in the 90-day period immediately preceding the Closing Date; provided, that such list may be inaccurate to the extent of any recent terminations of employment in the ordinary course of business. The Buyer shall not bear any WARN Act liabilities and obligations after the Closing Date for Transferred Employees to the extent any inaccuracy in such list (other than any inaccuracy described in the foregoing proviso) is the cause of such liabilities or obligations.

8.9 Benefits Coverage. The Buyer hereby agrees that, for a period of at least twelve (12) months following the Closing Date, each Transferred Employee (while he or she is employed by the Buyer or its Affiliates in the same capacity) shall receive an hourly wage rate or salary, as appropriate, substantially similar to such Person’s hourly wage rate or salary as in effect immediately prior to the Closing Date. In addition, if the Closing has occurred, the Buyer shall, and shall cause the Companies to, pay each Transferred Employee on behalf of the Seller, no later than March 15, 2007, any bonus earned in accordance with the Company’s incentive bonus plans relating to the 2006 calendar year (as such plans are in effect immediately prior to the Closing); provided that (i) such bonuses are included as a current liability in the calculation of Working Capital and included in the calculation of the Purchase Price, (ii) the compensation deductions attributable to such bonuses shall be allocable to the tax period ending on or before the Closing Date for tax purposes and (iii) the Parties will file all Tax Returns in a manner consistent with, and shall not take any position inconsistent with, clause (ii) hereof. In addition, to the extent that any Transferred Employee is laid off or otherwise terminated by either Company during the twelve (12) month period immediately following the Closing Date, the Buyer agrees to, or to cause the Companies to, apply the same severance guidelines as set forth on Schedule 8.9 hereof in determining severance benefits for such Transferred Employees.

8.10 Account Balances. The Buyer and its Affiliates shall cause each of the Transferred Employees who was a participant in any Company Employee Benefit Plan that is qualified under Section 401(a) of the Code that includes a cash or deferred arrangement under Section 401(k) of the Code (“Seller’s 401(k) Plan”) to be eligible to participate, no later than the

90th day after the Closing Date, in a plan qualified under Section 401(a) of the Code that includes a cash or deferred arrangement under Section 401(k) of the Code (“Buyer’s 401(k) Plan”). Buyer’s 401(k) Plan shall include such provisions as are necessary to permit Buyer’s 401(k) Plan to accept a plan-to-plan transfer of assets and liabilities from Seller’s 401(k) Plan. Pending such transfer, the Seller’s 401(k) Plan accounts of the Transferred Employees shall be maintained on the same basis as other former employees of Seller, provided, however, that no plan loans will be placed into default prior to such transfer. At such time prior to the transfer to Buyer’s 401(k) Plan as Seller shall determine and after notice to the affected Transferred Employees, Seller shall cause any accounts of Transferred Employees in Seller’s 401(k) Plan that are held in funds primarily invested in employer securities to be liquidated. No later than the 90th day after the Closing Date (and from time to time thereafter with respect to any employees of the Business who subsequently become Transferred Employees), Seller’s 401(k) Plan shall transfer to Buyer’s 401(k) Plan the account balances in cash of the Transferred Employees under Seller’s 401(k) Plan including balances of participant loans of the Transferred Employees and all related loan documentation. For the avoidance of doubt, the Seller’s 401(k) Plan will not accept any further contributions from any Transferred Employee on or after the Closing Date (or, if later, the first date such Person becomes a Transferred Employee).

8.11 No Third Party Rights. This Article VIII shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Article VIII, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Article VIII. Nothing in this Article VIII is intended to amend any Buyer or Seller employee benefit plan, or interfere with Buyer’s, the Companies’, the Seller’s or any their respective Affiliates’ right to amend or terminate any employee benefit plan or the employment or provision of services by any director, employee, independent contractor or consultant.

ARTICLE IX

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

9.1 Mail and Receivables. The Seller hereby authorizes the Buyer after the Closing to receive and open all mail and other communications received by the Buyer at any Real Property and addressed or directed to the Seller or any of its Affiliates (other than the Companies). If any such communication or other communication sent to any Real Property does not relate exclusively to the Business and relates to any other business of the Seller or any of its Affiliates (other than the Companies), the Buyer will promptly forward a copy of such communication to the Seller, provided that, if such communication does not relate in any respect to the Business, the Buyer will immediately forward the original of such communication to the Seller. After the Closing, the Seller will promptly remit to the Buyer any payment for accounts receivable that it receives (any checks will be remitted on a non-recourse basis) and, if known by the Seller, shall provide the Buyer information as to the nature and source of such payments, in each case, to the extent such accounts receivable (i) are Accounts Receivable and arose after the Effective Time or (ii) arose prior to the Effective Time and were included in the calculation of Working Capital as of the Effective Time. To the extent the Buyer or the Companies receive any payment after the Closing for accounts receivable that arose prior to the Effective Time and were not included in the calculation of Working Capital as of the Effective Time, Buyer will, and will cause the Companies to, promptly remit to Seller any payment for such accounts receivable that it receives (any checks will be remitted on a non-recourse basis) and, if known by the Buyer, shall provide the Seller information as to the nature and source of such payments.

9.2 Retention of and Access to Books and Records and Personnel.

(a) Retention of Records. The Buyer shall not and shall not permit the Companies to, for a period of six (6) years after the Closing Date, dispose of or destroy any of the material business records and files of the Companies relating to the period prior to the Closing Date without first offering to turn over possession thereof to the Seller by written notice to the Seller at least twenty (20) days prior to the proposed date of such disposition or destruction.

(b) Access to Records. Each Party shall and shall cause its Affiliates to, for a period of six (6) years after the Closing Date, allow the other Party and its Representatives reasonable access to all business records and files relating to the Business and/or the Companies (other than any such business records and files disposed of, destroyed or turned over in compliance with, or, with respect to such records and files that are not material, otherwise not in violation of, Section 9.2(a)) to the extent such access is reasonably required in preparation for or participation in any existing or future Proceeding or Tax or accounting matter in which such Party or any of its past, present or future Affiliates are involved and which, in each case, are related to the Business and/or the Companies, upon prior written request of the other Party and during normal working hours at the principal places of business of such Party or at any location where such records and files are stored, and the Party and its Representatives shall have the right, at its own expense, to make copies of any such records and files; provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere unreasonably with the normal conduct of the business of the Party providing the access. Notwithstanding the foregoing, the provisions of this Section 9.2(b) shall not apply to Proceedings brought by one Party (or its Affiliates) against another Party (or its Affiliates), except with respect to Third-Party Claims for which one Party (or its Affiliates) has brought a Proceeding against another Party (or its Affiliates) pursuant to Article X.

(c) Assistance with Records. Each Party shall and shall cause its Affiliates to make available on a reasonable basis to the other Party and its Representatives, (i) the personnel of such Party to assist the other party and its Representatives in locating and obtaining material records and files maintained by such Party, and (ii) any of the personnel of such Party whose assistance or participation is reasonably required by the other Party or its Representatives in preparation for or participation in any existing or future Proceeding or Tax or accounting matter in which such Party or any of its past, present or future Affiliates are involved and which, in each case, are related to the Business and/or the Companies; provided, however, that any such availability shall not interfere unreasonably with regular employment duties of such personnel. Notwithstanding the foregoing, the provisions of this Section 9.2(c) shall not apply to Proceedings brought by one Party (or its Affiliates) against another Party (or its Affiliates), except with respect to Third-Party Claims for which one Party (or its Affiliates) has brought a Proceeding against another Party (or its Affiliates) pursuant to Article X.

9.3 Noncompetition, Nonsolicitation and Confidentiality Covenants.

(a) During the Restricted Period, the Seller shall not, and shall cause its Affiliates not to, engage, directly or indirectly, in the Restricted Business or, directly or indirectly, own an interest in, manage, operate or control any Person that engages in the Restricted Business; provided, however, that, for the purposes of this Section 9.3(a), ownership of securities having no more than five percent (5%) of the outstanding voting power of any Person which are listed on any national securities exchange or quotation system shall not be deemed to be a violation of this Section 9.3(a). Notwithstanding the provisions of this Section 9.3(a), nothing in this Agreement or in the other Transaction Documents shall preclude, prohibit or restrict (i) following any Change of Control, any Affiliate of the Seller (other than any Affiliate that was also an Affiliate of the Seller prior to such Change of Control) that was engaged in the Restricted Business at the time of the Change of Control from continuing to engage in the Restricted Business so long as such Restricted Business is not operated with any assets or from any facilities that were held or used, immediately prior to such Change of Control, by the Seller or any other Person that was an Affiliate of the Seller immediately prior to such Change of Control or (ii) the Seller or any of its Affiliates from acquiring, and following such acquisition, actively engaging in any business that has a bona fide Subsidiary, division, group, franchise or segment that was engaged in any Restricted Business (an “Acquired Restricted Business”); provided, that (A) if the revenues from such Acquired Restricted Business during the twelve (12) months preceding such acquisition are greater than twenty percent (20%) of the total revenues of such acquired business during such 12-month period, the Seller or its Affiliate shall dispose of such Acquired Restricted Business, or cease conducting such Acquired Restricted Business, as promptly as practicable, but in any event within six (6) months of the date that the Seller or such Affiliate acquired such Acquired Restricted Business, or if the Seller or such Affiliate entered into a binding agreement to dispose of such Acquired Restricted Business within such 6-month period, the later of (1) the expiration of such 6-month period or (2) four (4) months after the Seller or such Affiliate entered into a binding agreement to dispose of such Acquired Restricted Business or (B) if the revenues from such Acquired Restricted Business during the twelve (12) months preceding such acquisition are less than or equal to twenty percent (20%) of the total revenues of such acquired business during such 12-month period, the Seller or its Affiliate shall dispose of such Acquired Restricted Business, or cease conducting such Acquired Restricted Business, as promptly as practicable, but in any event within one (1) year of the date that the Seller or such Affiliate acquired such Acquired Restricted Business, or if the Seller or such Affiliate entered into a binding agreement to dispose of such Acquired Restricted Business within such one-year period, the later of (1) the expiration of such one-year period or (2) four (4) months after the Seller or such Affiliate entered into a binding agreement to dispose of such Acquired Restricted Business.

(b) During the Restricted Period and within the Restricted Territory, the Buyer shall not, and shall cause its Affiliates (including the Companies) not to, engage, directly or indirectly, in the UR Business or, directly or indirectly, own an interest in, manage, operate or control any Person that engages in the UR Business; provided, however, that, for the purposes of this Section 9.3(b), ownership of securities having no more than five percent (5%) of the outstanding voting power of any Person which are listed on any national securities exchange or quotation system shall not be deemed to be a violation of this Section 9.3(b). Notwithstanding the provisions of this Section 9.3(b), nothing in this Agreement or in the other Transaction

Documents shall preclude, prohibit or restrict (i) following any Buyer Change of Control, any Affiliate of Buyer (other than any Affiliate that was also an Affiliate of Buyer prior to such Buyer Change of Control) that was engaged in the UR Business at the time of the Buyer Change of Control from continuing to engage in the UR Business so long as such UR Business is not operated with any assets or from any facilities (including the Assets and the Real Property) that were held or used, immediately prior to such Buyer Change of Control, by Buyer or any other Person that was an Affiliate of Buyer immediately prior to such Buyer Change of Control, (ii) Wynnchurch or Oak Hill or any Affiliate of Wynnchurch of Oak Hill (including any portfolio company of Wynnchurch or Oak Hill other than the Buyer, the Companies or their respective current or future Subsidiaries) from conducting the UR Business to the extent such Person does not operate any portion of its business with any assets or from any facilities (including the Assets and the Real Property) held or used by, or transferred (directly or indirectly) from, the Buyer, the Companies or their respective current or future Subsidiaries, (iii) the Buyer or any of its Affiliates from conducting any part of the Business that also constitutes the UR Business; provided, that the Buyer and its Affiliates shall not expand the revenue from any part of the Business which also constitutes the UR Business other than in a manner that is incidental to the Business or (iv) the Buyer or any of its Affiliates from acquiring, and following such acquisition, actively engaging in any business that has a bona fide Subsidiary, division, group, franchise or segment that was engaged in any UR Business (an “Acquired UR Business”); provided, that (A) if the revenues from such Acquired UR Business during the twelve (12) months preceding such acquisition are greater than twenty percent (20%) of the total revenues of such acquired business during such 12-month period, the Buyer or its Affiliate shall dispose of such Acquired UR Business, or cease conducting such Acquired UR Business, as promptly as practicable, but in any event within six (6) months of the date that the Buyer or such Affiliate acquired such Acquired UR Business or, if the Buyer or such Affiliate entered into a binding agreement to dispose of such Acquired UR Business within such 6-month period, the later of (1) the expiration of such 6-month period or (2) four (4) months after the Buyer or such Affiliate entered into a binding agreement to dispose of such Acquired UR Business or (B) if the revenues from such Acquired UR Business during the twelve (12) months preceding such acquisition are less than or equal to twenty percent (20%) of the total revenues of such acquired business during such 12-month period, the Buyer or its Affiliate shall dispose of such Acquired UR Business, or cease conducting such Acquired UR Business, as promptly as practicable, but in any event within one (1) year of the date that the Buyer or such Affiliate acquired such Acquired UR Business or, if the Buyer or such Affiliate entered into a binding agreement to dispose of such Acquired UR Business within such one year period, the later of (1) the expiration of such one year period or (2) four (4) months after the Buyer or such Affiliate entered into a binding agreement to dispose of such Acquired UR Business. Except as provided in clause (ii) above, this Section 9.3(b) shall not restrict the activities of Wynnchurch or Oak Hill or any Affiliate of Wynnchurch or Oak Hill (including any portfolio company of Wynnchurch or Oak Hill other than the Buyer, the Companies or their respective current or future Subsidiaries).

(c) As a separate and independent covenant, for a period of two (2) years following the Closing, the Seller shall not, and shall cause its Affiliates not to, in any way, directly or indirectly, contact, approach or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any Transferred Employee (the “Buyer Restricted Employees”); provided, however, that neither the Seller nor its Affiliates shall be in breach of this Section 9.3(c) if (i) a

Buyer Restricted Employee is solicited by means of a bona fide, public job advertisement made by the Seller or any of its Affiliates (whether posted on a public site on the Internet or in a newspaper, magazine or other publication of general circulation) where such posting was not placed in an effort to target a specific Buyer Restricted Employee or group of Buyer Restricted Employees in contravention of the intent of this Section 9.3(c), or (ii) at the time of contact, approach or solicitation, or hiring, the Buyer Restricted Employee was no longer employed by either Company or any of their Affiliates and was not employed by either Company or any of their Affiliates for at least six (6) months (except that the foregoing six (6) month period shall not apply if the Buyer Restricted Employee was terminated by the Buyer or the Companies).

(d) [RESERVED]

(e) As a separate and independent covenant, for a period of two (2) years following the Closing, (i) the Seller shall not, and shall cause its Affiliates not to, in any way, directly or indirectly, induce or attempt to induce any customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation of the Companies to cease doing business (or reduce the level of business done) with the Companies, or in any way interfere with the relationship between any such customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation and the Companies; provided, however, that nothing in this Section 9.3(e) shall restrict the ability of the Seller or its Affiliates to conduct any business that is not prohibited by Section 9.3(e), and (ii) the Buyer shall not, and shall cause its Affiliates not to, in any way, directly or indirectly, induce or attempt to induce any customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation of the Seller or its Affiliates to cease doing business (or reduce the level of business done) with the Seller or its Affiliates, or in any way interfere with the relationship between any such customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation and the Seller or its Affiliates; provided, however, that nothing in this Section 9.3(e) shall restrict the ability of the Buyer or its Affiliates to conduct any business that is not prohibited by Section 9.3(b).

(f) The Seller shall, and shall cause its Affiliates (other than the Companies after the Closing) and its and their respective Representatives to, (i) treat and hold as confidential any information to the extent regarding or relating to the Business or the Companies other than any such information that is as of any date of determination generally available to the public except through the fault of the Seller, its Affiliates, and their respective Representatives, including any such information to which Seller, its Affiliates and their respective Representatives have access pursuant to Section 9.2 (the “Company Confidential Information”), and (ii) refrain from using any of the Company Confidential Information (except for the purposes for which the Seller or its Affiliates may do so pursuant to Section 9.2(b), the Transitional Services Agreement or the IT Services Agreement or for the purposes of resolving any indemnification claim pursuant to this Agreement or Tax matters pursuant to Article XI or any other post-Closing obligation under the Transaction Documents); provided, however, that nothing herein shall restrict the ability of the Seller or any of its Affiliates from using any Company Confidential Information in connection with any Proceeding between the Seller or such Affiliate and the Buyer or its Affiliates. In the event that the Seller or any of its Affiliates or any of its or their respective Representatives is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Company Confidential Information, the Seller shall endeavor to notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 9.3(f). If such protective order or waiver is not obtained or time does not reasonably permit obtaining a waiver from the Buyer (despite Seller’s use of commercially reasonable efforts to provide prompt notice of such request or requirement) or Buyer otherwise consents in writing, the Seller or the Affiliate or the Representative, as applicable, may disclose the Company Confidential Information to the extent so legally required as advised by its counsel; provided that (i) the foregoing shall not relieve the Seller from providing prompt notice to the Buyer of such request or requirement, and (ii) the Buyer, on behalf of such disclosing Person, may obtain, and, at the expense of the Buyer, the Seller shall reasonably cooperate with any efforts to obtain, at the Buyer’s cost, an order or other assurance that confidential treatment shall be accorded to such portion of the Company Confidential Information required to be disclosed as the Buyer shall designate.

(g) The Buyer shall, and shall cause its Affiliates (including the Companies after the Closing) and its and their respective Representatives to, (i) treat and hold as confidential any information regarding or relating to the Seller, any of its Affiliates or any of their respective businesses which is in the possession of the Buyer, any of its Affiliates (including the Companies after the Closing) or any of their respective Representatives (A) to the extent such information is not Company Confidential Information or (B) other than as of any date of determination any such information that is generally available to the public except through the fault of the Buyer, its Affiliates (including the Companies after the Closing), and their respective Representatives, including any such information to which Buyer, its Affiliates and their respective Representatives have access pursuant to Section 9.2 (the “Seller Confidential Information”) and (ii) refrain from using any of the Seller Confidential Information (except for the purposes for which the Buyer or its Affiliates may do so pursuant to Section 9.2(b), the Transitional Services Agreement or the IT Services Agreement or for the purposes of resolving any indemnification claim pursuant to this Agreement or Tax matters pursuant to Article XI or any other post-Closing obligation under the Transaction Documents); provided, however, that nothing herein shall restrict the ability of the Buyer or any of its Affiliates from using any Seller Confidential Information in connection with any Proceeding between the Buyer or such Affiliate and the Seller or its Affiliates. In the event that the Buyer or any of its Affiliates or any of its or their respective Representatives is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Seller Confidential Information, the Buyer shall endeavor to notify the Seller promptly of the request or requirement so that the Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 9.3(g). If such protective order or waiver is not obtained or time does not reasonably permit obtaining a waiver from the Seller (despite Buyer’s use of commercially reasonable efforts to provide prompt notice of such request or requirement) or if Seller otherwise consents in writing, the Buyer or the Affiliate or the Representative, as applicable, may disclose the Seller Confidential Information to the extent so legally required as advised by its counsel; provided that (i) the foregoing shall not relieve the Buyer from providing prompt notice to the Seller of such request or requirement, and (ii) the Seller, on behalf of such disclosing Person, may obtain, and, at the expense of the Seller, the Buyer shall reasonably cooperate with any efforts to obtain, at the Seller’s cost, an order or other assurance that confidential treatment shall be accorded to such portion of the Seller Confidential Information required to be disclosed as the Seller shall designate.

(h) If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.3 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(i) Inasmuch as the Seller is licensing to the Companies after the Closing proprietary software that could be used in the non-transferred businesses of the Seller, sites being transferred include shared locations with the Seller and employees being transferred in connection with the sale have worked in both transferred and non-transferred businesses of the Seller, for these and other valid reasons, the Parties agree that it is fair and reasonable that Buyer agree to the covenants contained in this Section 9.3. The Seller is entering into this Agreement and agreeing upon the Base Amount in material reliance upon the Buyer’s covenants contained in this Section 9.3. Each Party agrees that the Companies have a significant amount of goodwill associated with their ongoing business and that it is fair and reasonable that Seller agree to the covenants contained in this Section 9.3 to protect Buyer’s interest in, and value of, the Business (including, without limitation, the goodwill inherent therein). Buyer would not have consummated the Transactions without the restrictions contained in this Section 9.3.

9.4 Release of Bonds.

(a) After the Closing, the Buyer and the Seller shall cooperate to cause the Seller and its Affiliates (other than the Companies) to be fully released from all obligations under any Surety Bonds outstanding as of the Closing. The Buyer will not, and will not permit any of its Affiliates to, renew, extend, amend or supplement any Contract of either Company that is covered by such a Surety Bond in such a manner that would reasonably be expected to increase in any material respect (i) the risk of such Surety Bond being drawn upon, called or otherwise exercised or (ii) the backlog or duration (other than extensions of duration in the ordinary course of business) of such Contract, in each case, without the prior written consent of the Seller or providing the Seller with evidence reasonably satisfactory to it that such Surety Bond is not supported by any indemnity agreement, letter of credit or other security of, or other instrument imposing liability (contingent or otherwise) on, the Seller or its Affiliates.

(b) After the Closing, the Seller and its Affiliates will maintain letters of credit (and any other indemnification and credit support arrangements) as required to support the Surety Bonds outstanding as of the Closing and, as consideration therefor, the Buyer shall pay the Seller a fee as follows: (i) at the end of each calendar quarter ending after the Closing and on or prior to the first anniversary of the Closing, the Buyer shall pay the Seller a fee equal to 25 basis points on the amount of the letters of credit maintained by the Seller and its Affiliates (other than the Companies) required to support such Surety Bonds outstanding at the end of such calendar quarter and (ii) at the end of each calendar quarter ending after the first anniversary of the Closing, the Buyer shall pay the Seller a fee equal to 200 basis points on the amount of the letters of credit maintained by the Seller and its Affiliates (other than the Companies) required to support such Surety Bonds outstanding at the end of such calendar quarter.

(c) No later than December 31, 2008, the Buyer shall provide letters of credit (and any other indemnification and credit support arrangements) as required to support the Surety Bonds (other than Past Project Surety Bonds) outstanding at such date, which letters of credit (and any other indemnification and credit support arrangements) shall enable the Seller and its Affiliates to withdraw and cancel their letters of credit (and any other indemnification and credit support arrangements) supporting such Surety Bonds. The obligations of the Seller and its Affiliates under Section 9.4(b) shall expire on the earlier of December 31, 2008 or the date on which such letters of credit (and any other indemnification and credit support arrangements) are so provided by the Buyer.

(d) The Buyer shall, and shall cause the Companies to, use commercially reasonable efforts to obtain the release of (i) any Surety Bonds promptly upon completion of the related project in accordance with the applicable Contract and (ii) any Surety Bonds relating to projects of the Business completed as of the Closing and no longer required pursuant to the terms of the applicable Contract (each a “Past Project Surety Bond”).

(e) No later than the tenth (10th) day of each calendar quarter after the Closing until the obligations of the Seller and its Affiliates under Section 9.4(b) shall have expired and all Past Project Surety Bonds shall have been released, the Buyer shall provide the Seller with a written report for the previous quarter containing (i) a list of all projects for which a Surety Bond is outstanding, (ii) for each such project that has been completed, the status of obtaining a release of the related Surety Bond (including any Past Project Surety Bond), (iii) for each such project that has not been completed, the status of the work on the project, (iv) a statement whether any Person has alleged that either Company is in breach or default under the Contract for such project, (v) any stated intention by the beneficiary of any Surety Bond (including Past Project Surety Bonds) to draw upon, call or otherwise exercise its rights under such Surety Bond, whether upon the occurrence or non-occurrence of a condition, the passage of time or both, and (vi) such other information as the Seller may from time to time reasonably require relating to any Surety Bond (including any Past Project Surety Bond) or any project covered thereby. Notwithstanding the foregoing, the Buyer shall promptly prepare and deliver to the Seller a written report with the foregoing information for any interim period as the Seller may reasonably request (but in no event shall Buyer be required to provide an interim report more than twice during each calendar year unless a Surety Bond (including any Past Project Surety Bond) has been, or is threatened to be, called or drawn upon or any Company or the Buyer is insolvent). The Buyer will, and will cause the Companies to, permit the Seller and its Representatives, upon reasonable prior written notice, to have reasonable access during normal business hours to the personnel, Contracts, books and records of the Companies pertaining to any Surety Bond (including Past Project Surety Bonds) or to any project for which a Surety Bond is outstanding.

(f) The Seller and the Buyer shall cooperate with each other and use their respective reasonable best efforts to (i) amend, supplement and/or modify the Surety Bonds (including by the issuance of riders to such Surety Bonds) as is necessary to reflect the name change of any of the Companies and (ii) effect the name change of any of the Companies (A) with the Department of Transportation (or similar Governmental Body) with respect to qualification to conduct the Business and (B) under the Contracts.

9.5 Use and Ownership of UR Intellectual Property.

(a) The Buyer acknowledges and agrees that the Companies have no ownership rights or rights to use the UR Intellectual Property and the Seller is not conveying ownership rights or granting the Buyer or its Affiliates (including the Companies after the Closing) a license to use any of the UR Intellectual Property and, after the Closing, the Buyer and its Affiliates (including the Companies after the Closing) shall not use in any manner the UR Intellectual Property or any word or mark that is confusingly similar in sound, sight or appearance to “United Rentals” or “UR” , except as provided in this Section 9.5 or pursuant to the Transitional Services Agreement or the IT Services Agreement. In the event the Buyer or any Affiliate of the Buyer (including the Companies after the Closing) violates any of its obligations under this Section 9.5, the Seller or its Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate. The Buyer acknowledges that a violation of this Section 9.5 may cause the Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. The Buyer therefore agrees that in the event of any actual or threatened violation of this Section 9.5, the Seller and its Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to seek preliminary and final injunctive relief against the Buyer or such Affiliate of the Buyer to prevent any violations of this Section 9.5.

(b) Notwithstanding the foregoing Section 9.5(a), Seller grants the Companies a personal, non-transferable, non-sublicenseable, royalty-free license and right to continuing use of the name “United Rentals” and the trademarks and service marks within the UR Intellectual Property in the Business and in the same manner as such name and marks were used by the Companies immediately prior to the Closing for a period of time following the Closing not to exceed five (5) months. The goods and services provided by the Companies using such name and marks shall be of a quality at least as high as the quality of such goods and services provided by the Company immediately prior to the Closing. Buyer acknowledges and agrees that all use of such name and mark by the Companies after the Closing shall inure to the benefit of the Seller and its then-current Affiliates. Within such five (5) month period, the Buyer shall work diligently toward (and shall cause the Companies to work diligently toward) ceasing use of (i) any advertising or promotional materials and (ii) any signage, decals, stationery, business cards, business forms and other similar items used in the Business, in each case that embody or contain anywhere thereon any of the UR Intellectual Property; provided, however, that the Buyer shall (and shall cause the Companies to), when using items referred to in clause (ii) in the context of entering into or conducting contractual relationships, make reasonably clear to all other applicable parties that the Buyer and the Companies, rather than the Seller or any Affiliate of the Seller is the party entering into or conducting the contractual relationship; provided, further, that the Buyer shall (and shall cause the Companies to) ensure that personnel of the Companies using such items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Seller or any Affiliate of the Seller. At the end of such five (5) month period, the Buyer shall (and shall cause the Companies to) cease all use of the name “United Rentals” and the trademarks and service marks within the UR Intellectual Property, ensure that all remaining items in their possession that contain or embody the name “United Rentals” or the trademarks and service marks within the UR Intellectual Property are destroyed, or that the name “United Rentals” or the trademarks and service marks within the UR Intellectual Property contained thereon is removed or obliterated. Notwithstanding the foregoing, with respect to each piece of equipment or other Asset (other than serialized Assets) which is out for rent or on a jobsite on the Closing Date, the Buyer shall be permitted to continue to use the UR Intellectual Property reflected on such Asset (and shall not be required to remove the name “United Rentals” and any other UR Intellectual Property for such Asset) until the earlier of (i) the first date after Closing such Asset is returned to its applicable branch location or (ii) the 18th month after the Closing Date.

(c) Notwithstanding the foregoing Section 9.5(b), (i) with respect to each piece of equipment or other Asset for sale or rent or which is otherwise for use on a jobsite and which contain the name “United Rentals” or the trademarks and service marks within the UR Intellectual Property, in each case, in a form that, when such equipment or other Asset is used on a jobsite for their applicable purpose, is not readily visible by a person in a vehicle passing by such equipment or other Asset on such jobsite (for example, embossed rivets and theft recovery stamping) (such equipment or other Asset being referred to herein as a “Non-Readily Visible Asset”), the Buyer shall be permitted to continue to use the UR Intellectual Property reflected on such Asset (and shall not be required to remove the name “United Rentals” and any other UR Intellectual Property from such Asset) and (ii) the Buyer will, and will cause the Companies, to remove or obliterate the name “United Rentals” and the trademarks and service marks within the UR Intellectual Property from any Asset (other than Non-Readily Visible Assets) prior to the sale or disposal of such Asset.

(d) Notwithstanding anything to the contrary set forth in this Section 9.5, the Companies shall be permitted to continue to keep and use their current corporate and partnership names of “United Rentals Highway Technologies, Inc.” and “United Rentals Highway Technologies, L.P.”, respectively, for a period of time following the Closing not to exceed five (5) months, provided that (i) they shall use commercially reasonable efforts to separately establish and begin using, promptly following the Closing, an alternative name for the general operation of the Business and for general branding and marketing purposes of the Business (whether through establishing a new entity, division, a “d/b/a” or “a/k/a” name or otherwise) that does not use the name “United Rentals” or any derivation thereof and (ii) they shall use commercially reasonable efforts to limit the use of such current entity names to uses, including making submissions to the Department of Transportation or similar Governmental Body in each State, and entering into customer Contracts, reasonably necessary to avoid or minimize interruption of the business generation efforts of the Business pending the obtaining of all material State pre-qualifications required by the change in ownership of the Companies effected by the Closing and the change of the names contemplated by this Agreement to be effected no later than five (5) months after the Closing Date (provided that, for URHT LP, only the State of Texas Department of Transportation pre-qualification shall be required). At the end of such five (5) month period, or such earlier time as the purpose of the uses described in clause (ii) of the preceding sentence has been fulfilled for each Company, the Buyer shall cause such Company (x) to change its name to remove the name “United Rentals” or any derivation thereof and (y) promptly to begin undertaking, together with Seller as contemplated therein, the actions set forth in Section 9.4(f).

9.6 Assistance with Contracts and Assets.

(a) To the extent that, as of the Closing, any Contract primarily used or held for use in connection with the Business or any Asset continues to be held in the name of the Seller or one of its Affiliates (other than a Company), the Parties (or their Affiliates) will use commercially reasonable efforts to obtain any necessary Consent to any transfer or assignment of such Contract or Asset or remove any other impediments to the transfer or assignment of such Contract or Asset, and, with respect to any such Contract or Asset, until all such applicable Consents are obtained and impediments are removed and such transfer or assignment is completed or such Contract expires or terminates, the Parties shall, and shall cause their respective Affiliates to, cooperate in any lawful arrangement (including, to the extent permitted, subcontracting, subleasing, sublicensing or performance by the Seller as agent) to provide that the Companies shall receive all benefits of such Contract (or the economic equivalent thereof) or Assets after the Closing Date (and shall fully perform the Seller’s or its Affiliates’ obligations under such Contract), to the same extent as if such Contract or Asset had been transferred or assigned to the appropriate Company at the Closing. Until the transfer or assignment of any such Contract is accomplished, at the request of the Buyer and for the account of the Companies, and subject to the Buyer’s reasonable direction, the Seller or its Affiliates shall enforce the Seller’s or its Affiliates’ rights to or interests in such Contract against any other party thereto (including the right to terminate such Contract in accordance with its terms) and shall satisfy the Seller’s or its Affiliates’ obligations under any such Contract, in each case at the Buyer’s and the Companies’ expense.

(b) To the extent that any Contract leases assets to the Seller or one of its Affiliates (other than a Company), some of which are located at the Real Property or are being used by a Company at a project site in the operation of the Business, the Parties shall, and shall cause their respective Affiliates to, cooperate to remove such assets from such Contract and provide for the appropriate Company to enter into a new Contract for the lease of such assets. Until the Parties (or their respective Affiliates) are able to effect such removal and enter into such new Contract, the Parties shall, and shall cause their respective Affiliates to, cooperate in any lawful arrangement (including, to the extent permitted under such Contract, subleasing or performance by the Seller as agent) to provide that the Companies shall receive continued use of such assets after the Closing Date and shall fully pay, or reimburse the Seller or its Affiliate, for the lease of such assets, to the same extent as if such Contract included only those assets located at the Real Property or being used by a Company at a project site in the operation of the Business and had been transferred or assigned to the appropriate Company at the Closing. Notwithstanding the foregoing, the Seller shall use reasonable efforts to transfer or assign to the appropriate Company, or partition the Business assets from, each such Contract prior to the Closing.

9.7 Insurance. The Buyer acknowledges that (a) the insurance policies Previously Disclosed on Schedule 3.21 are owned by the Seller or its Affiliates (other than the Companies), (b) such insurance policies will not be sold, assigned or transferred to the Companies as part of the sale contemplated herein and (c) except as provided in this Section 9.7, the Companies will no longer be covered under such insurance policies or any other insurance policies, plans, products or arrangements of the Seller or its Affiliates (collectively, the “Seller Insurance Policies”) after the Closing. Notwithstanding the foregoing, after the Closing Date, the Seller shall cause all general liability, casualty loss or workers’ compensation claims against or relating to the Business for which insurance coverage is currently available under the Seller Insurance

Policies to continue to be covered under the Seller Insurance Policies to the extent such claims relate to events occurring on or prior to the Closing Date. After the Closing Date, the Seller shall, or shall cause its Affiliates to, permit the Companies to submit such covered claims for processing in accordance with the Seller Insurance Policies to the same extent as the Companies were entitled on or prior to the Closing Date. To the extent a general liability, casualty loss or workers’ compensation claim is made after the Closing Date relating to an event occurring on or prior to the Closing Date and that is covered by this Section 9.7, the Seller shall have the right to assume and control the defense and monetary settlement of such claim, and the Parties shall have such other rights and obligations with respect to such claim, as if such claim were a Third-Party Claim, as set forth in Sections 10.5(a), 10.5(e) and 10.7. Without limiting the generality of the foregoing, after the Closing Date, the Buyer shall not permit the Companies to take any action or omit to take any action that would exacerbate or worsen any such claim or would limit the ability of the Seller or its Affiliates to defend any such claim. Notwithstanding anything in this Agreement to the contrary, the Seller shall not have any Liability with respect to workers’ compensation obligations for employees severed by the Companies after the Closing (except to the extent such obligations arise from contemporaneously documented incidents occurring prior to Closing).

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by the Seller. After the Closing, subject to the terms and conditions of this Article X, the Seller will indemnify and hold harmless the Buyer and each of its Affiliates and each of their respective officers, directors, employees, partners, members, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) for all Losses relating to, arising or resulting from, or in connection with:

(a) any breach or inaccuracy of any representation or warranty made by the Seller in this Agreement or any certificate delivered by the Seller at the Closing pursuant to this Agreement;

(b) any breach of any covenant or agreement of the Seller in this Agreement;

(c) the failure by the Seller to pay any amounts payable by the Seller to the Buyer pursuant to Article XI;

(d) any Liabilities:

(i) of (A) Seller (or its Affiliates) relating to the Business, the UR Business or any other business of Seller (or its Affiliates), the Companies or the Assets (or arising out of Seller’s ownership or operation thereof) or (B) the Companies, in each case, existing as of the Closing, whether known or unknown, disclosed or undisclosed, other than Liabilities arising under the Contracts included in the Assets (except for any Liabilities for any breach of such Contracts arising from the Companies’ or Seller’s or its Affiliates’ performance or non-performance prior to the Closing; it being understood that Ordinary Course Items (for the avoidance of doubt, whether or not constituting a breach) shall be the responsibility of the Buyer post-Closing);

(ii) of Buyer (or its Affiliates) or the Companies, in each case, arising after the Closing from a fact, circumstance or condition existing as of, or any act or omission prior to, the Closing relating to the Business, the UR Business or any other business of Seller (or its Affiliates), the Companies or the Assets (or arising out of Seller’s ownership or operation thereof) other than (A) Liabilities for Poor Performance, (B) Liabilities related to Permitted Encumbrances as of the Closing or ordinary wear and tear permitted on the Assets as of the Closing, and (C) Liabilities to the extent arising from the post-Closing operation of the Business (including (1) Liabilities arising under the Contracts included in the Assets (except for any Liabilities for any breach of such Contracts arising from the Companies’ or Seller’s or their Affiliates’ performance prior to the Closing; it being understood that Ordinary Course Items (for the avoidance of doubt, whether or not constituting a breach) shall be the responsibility of the Buyer post-Closing); (2) Liabilities directly related to any reorganization of the Business after the Closing); and (3) Liabilities to the extent arising from the Buyer’s (or its Affiliates’) or the Companies’ failure to use commercially reasonable efforts to mitigate after the Closing); and

(iii) incurred by Buyer or its Affiliates arising or resulting from any transaction, event, occurrence, action or inaction of Seller after the Closing, other than Liabilities for torts and commercial transactions between the Parties; or

(e) any (i) indemnification Liabilities arising under any divestiture agreements relating to Sold Branches (other than with respect to post-Closing breaches of any customary covenants contained therein) and (ii) earnout payments actually made by the Companies after the Closing, in accordance with the relevant acquisition documents, arising from acquisitions of companies or assets in the Business prior to the Closing.

The Parties acknowledge and agree that any Liabilities relating to Taxes are specifically excluded from Section 10.1(d)) hereof.

10.2 Indemnification by the Buyer. After the Closing, subject to the terms and conditions of this Article X, the Buyer and the Companies (the “Buyer Indemnifying Parties” and, together with the Seller, individually, an “Indemnifying Party” and, collectively, the “Indemnifying Parties”), jointly and severally, will indemnify and hold harmless the Seller and each of its Affiliates and each of their respective officers, directors, employees, partners, members, successors and permitted assigns (collectively, the “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) for all Losses relating to, arising or resulting from, or in connection with: (a) any breach or inaccuracy of any representation or warranty made by the Buyer in this Agreement or any certificate delivered by the Buyer at the Closing pursuant to this Agreement; (b) any breach of any covenant or agreement of the Buyer in this Agreement, (c) any use by the Buyer or either Company of any UR Intellectual Property after the Closing (irrespective of whether such use was in compliance with Section 9.5), including any Losses resulting from any personal injury or property damage in connection with the operation of any equipment or vehicle by the Buyer or either Company after the Closing displaying any UR Intellectual Property, (d) any Surety Bond or Past Project Surety Bond is, or is threatened to be, drawn upon, called or otherwise exercised by the beneficiary thereof or (e) any Liability (other than Liabilities for which the Seller has an indemnification obligation pursuant to Section 10.1(d) above) arising or resulting from any transaction, event, occurrence, action or inaction of Buyer or the Companies after the Closing, other than Liabilities for torts and commercial transactions between the Parties.

10.3 Survival and Time Limitations. All representations, warranties, covenants and agreements of the Parties in this Agreement or any other certificate or document delivered pursuant to this Agreement will survive the Closing. If the Closing occurs, the Seller will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement or any other certificate or document delivered pursuant to this Agreement, or any covenant or agreement in this Agreement to be performed and complied with prior to the Closing Date, unless the Buyer notifies the Seller of such claim on or before the date twenty-one (21) months after the Closing Date; provided, however, that (a) any claim relating to Section 3.13 (Employee Benefits) or 3.17 (Environmental Matters) may be made at any time until the date three (3) years after the Closing Date, (b) any claim relating to Section 3.1 (Organization, Qualification and Corporate Power), 3.2 (Authority), 3.4 (Capitalization) or 3.20 (Brokers; Finders) may be made at any time without any time limitation, (c) any claim relating to Section 3.7 (Title to Assets) or 3.9 (Taxes) may be made at any time until the expiration of the applicable statute or period of limitations plus thirty (30) days, (d) any claim of fraud may be made at any time without any time limitation, and (e) any claim under Section 10.1(d) may be made at any time until the date three (3) years after the Closing Date; provided, that if the subject matter of a claim pursuant to Section 10.1(d) also constitutes a breach of a representation or warranty of the Seller in Article III, the survival period for such claim under Section 10.1(d) shall be coextensive (longer or shorter) with that of the survival period for the representation or warranty in question; provided, further, that no claim may be made under Section 10.1(d) after the occurrence of a Buyer Change of Control (other than a transfer of ownership in connection with a foreclosure by Buyer’s or the Companies’ secured lenders). If the Closing occurs, the Buyer will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement or any other certificate or document delivered pursuant to this Agreement, or any covenant or agreement in this Agreement to be performed and complied with prior to the Closing Date, unless the Seller notifies the Buyer of such a claim on or before the date twenty-one (21) months after the Closing Date; provided, however, that (a) any claim relating to Section 4.1 (Organization and Authority), 4.4 (No Brokers’ Fees) or 4.6 (Investment Intent; Information) may be made at any time without any time limitation, (b) any claim of fraud may be made at any time without any time limitation and (c) any claim under Section 10.2(e) may be made at any time until the date three (3) years after the Closing Date; provided, that if the subject matter of a claim pursuant to Section 10.2(e) also constitutes a breach of a representation or warranty of the Buyer in Article IV, the survival period for such claim under Section 10.2(e) shall be coextensive (longer or shorter) with that of the survival period for the representation or warranty in question. If the Buyer or the Seller, as applicable, provides proper notice of a claim within the applicable time period set forth above, Liability for such claim will continue until such claim is resolved.

10.4 Limitations on Indemnification. The Seller will have no liability with respect to the matters described in Section 10.1(a) and/or Section 10.1(d) unless the total of all Losses with respect to such matters (other than Losses excluded pursuant to this Section 10.4) exceeds $1,000,000 (the “Basket”), in which case the Seller shall be liable only for the portion of such Losses in excess of $1,000,000. The Seller’s maximum aggregate liability with respect to the matters described in Section 10.1(a) and/or Section 10.1(d) will be limited to an amount equal to $15,000,000 (the “Cap”). Notwithstanding anything to the contrary set forth herein, the Basket shall not apply with respect to (or otherwise limit recovery for) any Loss arising from or related to (i) a breach of any of the representations and warranties of the Seller set forth in Section 3.1 (Organization, Qualification and Corporate Power), 3.2 (Authority), 3.4 (Capitalization), 3.9 (Taxes) or 3.20 (Brokers; Finders), (ii) a breach of any representation or warranty by the Seller that constitutes fraud, (iii) any matter described in Section 10.1(b), 10.1(c) or 10.1(e) or (iv) any claim under Section 10.1(d) for Liabilities Known by the Seller at Closing. Notwithstanding anything to the contrary set forth herein, the Cap shall not apply with respect to (or otherwise limit recovery for) any Loss arising from or related to (i) a breach of any of the representations and warranties of the Seller set forth in Section 3.1 (Organization, Qualification and Corporate Power), 3.2 (Authority), 3.4 (Capitalization), 3.9 (Taxes) or 3.20 (Brokers; Finders), (ii) a breach of any representation or warranty by the Seller that constitutes fraud, (iii) any matters described in Section 10.1(b), 10.1(c) or 10.1(e) or (iv) any claim under Section 10.1(d) for Third-Party Claims Known by the Seller at Closing; provided, that if the Cap has been met and the Buyer has timely made claims under Section 10.1(d) for Third-Party Claims or claims for environmental Liabilities of the Companies, in each case, not Known by the Seller at Closing or under Section 10.1(a) relating to a breach of the representations and warranties in Section 3.17, Seller’s maximum aggregate liability with respect to such Third-Party Claims and environmental matters and claims will be limited to an amount equal to an additional $15,000,000 above the Cap. Notwithstanding anything to the contrary in this Agreement, an Indemnifying Party will have no Liability for any Loss to the extent such Loss: (i) is recovered by the Indemnified Party or any of its Affiliates (including, in the case of Buyer, the Companies after the Closing) under any policy of insurance, any third party warranty or from a third party generally, in each case, net of expenses of collection; (ii) results in any Tax benefit to the Indemnified Party or any of its Affiliates (including, in the case of Buyer, the Companies after the Closing) net of any Tax detriment, if any, incurred by the Indemnified Party or any of its Affiliates (including, in the case of Buyer, the Companies after the Closing), including any tax detriment incurred as a result of receipt of any indemnification payment; (iii) constitutes punitive, exemplary or non-proximate damages or damages for lost profits, except to the extent payable to a third party; or (iv) exists or arises because the Indemnified Party or any of its Affiliates (including, in the case of the Buyer, the Companies after the Closing) failed to comply with its common law duty of mitigation. In addition, Seller will have no Liability for any Loss to the extent such Loss: (i) constitutes a Liability that is included in the definition of Working Capital, Cash or Funded Debt and, in each case, such Liability is included in the calculation of the Purchase Price; or (ii) if such Loss is covered by Section 10.1(d), (A) arises from labor organizing activities not Known by the Seller as of the Closing or (B) notwithstanding anything to the contrary in Article VIII, arises in connection with workers’ compensation obligations for employees severed by the Companies after the Closing (except to the extent such obligations arise from contemporaneously documented incidents occurring prior to the Closing). In the event that an Indemnified Party receives an amount under any policy of insurance, any third party warranty or from a third party generally in respect of any particular Loss at any time subsequent to an indemnification payment made by the Indemnifying Party in accordance with this Agreement in respect of the Loss for which such indemnification payment is made, then the Indemnified Party shall pay to the Indemnifying Party the lesser of (A) the indemnification payment made by the Indemnifying Party in respect of the Loss for which such indemnification payment was made and (B) the amount of the insurance proceeds or amount received from any third party that was received in respect of such Loss. After the Closing, the Buyer hereby covenants and agrees to, and to cause the Companies (after the Closing) to, obtain and maintain commercially reasonable levels of insurance coverage for the Business after the Closing and use commercially reasonable efforts to pursue recovery for any Losses indemnifiable under Section 10.1 from available insurance policies and third parties (including under third party warranties) (it being understood that the foregoing shall not in any event restrict Buyer from recovering against Seller in the first instance).

10.5 Third-Party Claims.

(a) If a third party initiates a claim, demand, dispute, lawsuit or arbitration (a “Third-Party Claim”) against the Indemnified Party with respect to any matter for which the Indemnified Party might make a claim for indemnification against an Indemnifying Party under this Article X, then the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence of such Third-Party Claim and shall deliver copies of any documents served on, or otherwise delivered to, the Indemnified Party with respect to the Third-Party Claim.

(b) Upon receipt of the notice described in Section 10.5(a), the Indemnifying Party will have the right (subject to the limitations set forth below) to defend the Indemnified Party against the Third-Party Claim by providing prompt written notice thereof to the Indemnified Party; provided that, the Indemnifying Party shall not have the right to assume (or continue) such defense to the extent the claim of which the Indemnifying Party seeks to assume control (x) seeks non-monetary relief, (y) involves criminal or quasi-criminal allegations, or (z) involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnifying Party will undertake such defense in a manner consistent with the defense of similar claims, demands, disputes, lawsuits or arbitrations in the operation of its business in the ordinary course, consistent with past practice, and keep the Indemnified Party apprised of all material developments, including settlement offers, with respect to the Third-Party Claim and permit the Indemnified Party to participate in the defense of the Third-Party Claim. From such time and so long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with this Section 10.5(b), the Indemnifying Party will not be responsible for any attorneys’ fees or other expenses incurred by the Indemnified Party regarding the Third-Party Claim. If the Indemnifying Party takes control of the defense of any Third-Party Claim and later becomes aware of any facts or circumstances that cause it to reasonably believe that it will not have any liability to indemnify the Indemnified Party with respect to such claim, the Indemnifying Party will promptly provide notice of such conclusion to the Indemnified Party and permit the Indemnified Party to take control of the defense of such Third-Party Claim.

(c) If the Indemnifying Party declines (or is not permitted to exercise) its right to defend under Section 10.5(b), the Indemnified Party will defend against the Third-Party Claim in any manner it reasonably deems appropriate. Promptly following resolution of the Third-Party Claim, the Indemnifying Party will reimburse the Indemnified Party for the costs of defending against the Third-Party Claim, including reasonable attorneys’ fees and expenses, and any other Losses the Indemnified Party has incurred relating to or arising out of the Third-Party Claim to the extent provided in this Article X.

(d) Neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to any Third-Party Claim without the prior written consent of the other party, which consent will not be unreasonably withheld or delayed. If a firm settlement offer is made to settle a Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnified Party to that effect. If the Indemnified Party reasonably objects to such offer, the Indemnifying Party will continue to contest or defend such Third-Party Claim and, in such event and provided that such settlement would not impose any equitable relief against the Indemnified Party and such settlement unconditionally releases the Indemnified Party from all liabilities with respect to such Third-Party Claim (and all other claims from such third party arising out of the same or similar facts and circumstances), with prejudice, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer, plus other Losses paid or incurred by the Indemnified Party and recoverable under this Article X up to the point such notice had been delivered.

(e) After any indemnification payment is made to any Indemnified Party pursuant to this Article X, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of such Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

10.6 Environmental Claims.

(a) Scope. Notwithstanding Section 10.5, the conduct of, and control over, any environmental investigatory or remedial action (“Response Action”) relating to any claims for Losses of Buyer or its Affiliates potentially subject to the indemnification provisions of Section 10.1 that relate to or arise from a breach of the representations and warranties set forth in Section 3.17 or any other Loss arising from or relating to Environmental Laws, Hazardous Materials or other environmental matters (collectively, “Environmental Indemnification Claims”) shall be governed by the provisions of this Section 10.6. The defense of any Third-Party Claim with respect to any breach of the representations and warranties set forth in Section 3.17 shall be subject to the procedures and conditions set forth in Section 10.5, except that the conduct of any Response Action relating to such Third-Party Claims shall be addressed pursuant to this Section 10.6.

(b) Notice of Claims; Seller Right to Defend. The Buyer shall promptly notify the Seller in writing of the existence of any potential Environmental Indemnification

Claim (which notice shall comport with Section 10.5 hereof if applicable). Upon receipt of the notice described in this Section 10.6(b), if the Seller is not aware of facts or circumstances that would cause it to conclude, based upon then-available information, that the Seller bears no responsibility hereunder for Losses associated with a Response Action, the Seller will have the right to undertake control, pursuant to the terms of this Section 10.6, of the conduct of such Response Action by providing prompt written notice thereof to the Buyer.

(c) Seller Defense. If the Seller makes the election described in Section 10.6(b) above, then the following provisions shall apply to the applicable Environmental Indemnification Claim (provided that, if the Seller becomes aware of any facts or circumstances that cause it to reasonably believe that it will not have any liability to indemnify the Buyer with respect to such Environmental Indemnification Claim, the Seller will promptly provide notice of such conclusion to the Buyer and permit the Buyer to take control of such Response Action in accordance with Section 10.6(d)):

(i) The Seller will promptly undertake such Response Action in accordance with, and to the extent required by, Environmental Law and undertake any defense of an Environmental Indemnification Claim in a manner consistent with the defense of similar claims, demands, disputes, lawsuits or arbitrations in the operation of its business in the ordinary course, consistent with past practice. All material site investigation activities, proposals for remedial, response, and removal actions, all communications with Governmental Bodies, and all material decisions as to remedial, response and removal actions, shall be made by the Seller in consultation with the Buyer and taking into account the Buyer’s reasonable input. The Seller shall provide to the Buyer copies of all proposed submittals to Governmental Bodies and shall give the Buyer a reasonable opportunity to review and provide input on same. The Buyer shall promptly provide its reasonable input to the Seller. All submittals to Governmental Bodies made by the Seller shall take into account the reasonable input of the Buyer. The Seller will complete any Response Action in a manner which does not unreasonably interfere with the operations of the Buyer upon the relevant facility. In no event shall any Response Action conducted by the Seller with respect to an Environmental Indemnification Claim exceed the activities reasonably required to address the Environmental Indemnification Claim in accordance with, and to the extent required by, Environmental Law.

(ii) The Seller shall provide the Buyer with a copy of any and all material correspondence, results, tables, figures, conclusions, reports and other documents it submits to or receives from any Governmental Bodies with respect to the Response Action as promptly as practicable.

(iii) The Buyer shall provide the Seller and its Representatives access to the applicable site as reasonably requested by the Seller and according to the terms of a customary access agreement and designate reasonable times and procedures for such activities for the purpose of preventing any undue interference with Buyer’s or the Companies’ operations at such site. At the conclusion of each phase of work performed by the Seller, or at any other time reasonably determined by Seller, the Seller shall restore the affected property.

(iv) From such time and so long as the Seller is diligently conducting the Response Action, the Seller will not be responsible for any attorneys’ fees or other expenses incurred by the Buyer or its Affiliates regarding the Response Action.

(v) The Buyer shall not communicate with any applicable Government Body concerning the Response Action without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, if the Buyer reasonably believes that it is required by applicable Law to provide a verbal or written communication to a Governmental Body with respect to the Response Action, it may do so without the prior written consent of the Seller to the extent (x) such communication does not contradict or interfere with the activities that the Seller has proposed pursuant to Section 10.6(c)(i) and with respect to which the Seller has accepted the Buyer’s reasonable input and (y) if time permits, the Buyer provides the Seller with reasonable prior notice of its need to make such communication and a reasonable opportunity for Seller to review and comment on such communication (if time does not so permit, the Buyer shall promptly thereafter provide the Seller with the communication).

(vi) Notwithstanding anything to the contrary herein, neither the Seller nor any of its Affiliates shall consent to the entry of any judgment, enter into any settlement, or implement any plan or strategy relating to a Response Action without the prior written consent of the Buyer, which consent will not be unreasonably withheld, conditioned, or delayed.

(d) Buyer Defense. If the Seller declines its right to control a Response Action under Section 10.6(b), or the other circumstances occur which give the Buyer the right to undertake control over a Response Action under Section 10.6(c), or in the event the Response Action is necessary under exigent circumstances rendering control by the Seller impractical (and only during the pendency of such exigent circumstances), then the following provisions shall apply to the applicable Response Action:

(i) The Buyer will, and will cause the Companies to, promptly undertake such Response Action in accordance with, and to the extent required by, Environmental Law. All material site investigation activities, proposals for remedial, response, and removal actions, all communications with Governmental Bodies, and all material decisions as to remedial, response and removal actions, shall be made by the Buyer in consultation with the Seller and taking into account the Seller’s reasonable input. The Buyer shall provide to the Seller copies of all proposed submittals to Governmental Bodies and shall give the Seller a reasonable opportunity to review and provide input on same. The Seller shall promptly provide its reasonable input to the Buyer. All submittals to Governmental Bodies made by the Buyer shall take into account the reasonable input of the Seller. In no event shall any Response Action conducted by the Buyer with respect to an Environmental Indemnification Claim exceed the activities reasonably required to address the Environmental Indemnification Claim in accordance with, and to the extent required by, Environmental Law (provided that the Buyer may undertake such excess activities at its own expense).

(ii) The Buyer shall provide the Seller with a copy of any and all material correspondence, results, tables, figures, conclusions, reports and other documents it submits to or receives from any Governmental Bodies with respect to the Response Action as promptly as practicable.

(iii) From such time and so long as the Buyer is conducting the Response Action, the Buyer will not be responsible for any attorneys’ fees or other expenses incurred by the Seller or its Affiliates regarding the Response Action.

(iv) Notwithstanding anything to the contrary herein, neither the Buyer nor any of its Affiliates shall consent to the entry of any judgment, enter into any settlement, or implement any plan or strategy relating to any Response Action without the prior written consent of the Seller, which consent will not be unreasonably withheld, conditioned, or delayed. The Seller will reimburse the Buyer or its Affiliates for Losses for the costs of defending against such Environmental Indemnification Claim, including reasonable attorneys’ fees and expenses, and any other Losses the Buyer or its Affiliates have incurred relating to or arising out of the Environmental Indemnification Claim to the extent provided in this Article X.

(e) Subrogation. If any indemnification payment is made to Buyer or its Affiliates or any investigation, removal, remediation or other response activity is undertaken by the Seller pursuant to this Section 10.6, the Seller shall, to the extent of such payment (or the costs and expenses of such investigation, removal, remediation or other response activity), be subrogated to all rights (if any) of the Buyer or its Affiliates against any third party in connection with the Losses to which such payment or investigation, removal, remediation or other response activity relates. Without limiting the generality of the preceding sentence, the Buyer will, and will cause its Affiliates to, execute, upon the written request of the Seller, any instrument reasonably necessary to evidence such subrogation rights.

10.7 Cooperation. The Indemnified Party shall cooperate with and make available to the Indemnifying Party such assistance, personnel, witnesses and materials as the Indemnifying Party may reasonably request with respect to any indemnifiable matter hereunder, including any Third Party Claim.

10.8 Other Indemnification Matters. Any claim for indemnification under this Article X must be asserted by providing written notice to the Indemnifying Party specifying the factual basis and amount of the claim in reasonable detail to the extent then known by the Person asserting the claim. All indemnification payments under this Article X will be deemed adjustments to the Purchase Price.

10.9 Exclusive Remedy. After the Closing and subject to Section 9.7, this Article X, Article VIII and Article XI will provide the exclusive remedy for money damages for the matters relating to or arising from this Agreement, except for claims based upon fraud. This Article X will not affect any remedy any Party may have under this Agreement prior to the Closing (except as provided in Section 10.11 upon the Closing) or upon termination of this Agreement or any equitable remedy available to any Party.

10.10 Materiality Standard; Risk Allocation. Notwithstanding anything to the contrary contained herein, solely for purposes of determining the amount of any Losses that are the subject matter of a claim for indemnification hereunder, the Basket amount shall be the materiality standard and, therefore, each representation and warranty contained in this Agreement and each certificate delivered pursuant hereto shall be read for such purposes (but not for any other purposes) without regard and without giving effect to any materiality or Material Adverse Effect standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted from such representation and warranty). The representations, warranties, covenants and agreements made herein, together with the indemnification provisions herein, are intended among other things to allocate the economic cost and the risks inherent in the transactions contemplated hereby between the parties and, accordingly, a party shall be entitled to the indemnification or other remedies provided in this Agreement by reason of any breach of any such representation, warranty, covenant or agreement by another party notwithstanding whether any employee, representative or agent of the party seeking to enforce a remedy knew or had reason to know of such breach and regardless of any investigation made by or on behalf of such party.

10.11 Release. Effective upon the Closing, each of the Seller (on behalf of itself or each of its Subsidiaries) and the Buyer (on behalf of itself and each Company) (each a “Releasing Party”) hereby irrevocably waives, releases and discharges the other from any and all liabilities and obligations to the Releasing Party or any of its Subsidiaries of any kind or nature whatsoever existing at the Closing (other than pursuant to the Transaction Documents or pursuant to arm’s length rental transactions entered into on or prior to the Closing Date), whether in its capacity as buyer or seller, as a stockholder or partner or otherwise (including in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising hereunder or under any other agreement or understanding or otherwise at law or equity, and such Releasing Party shall not seek to recover any amounts in connection therewith or thereunder from the other. In addition, the Seller and its Affiliates will have no claims or rights to contribution or indemnity from any Company or their respective officers or directors with respect to any amounts paid by any of them pursuant to the Transactions contemplated by this Agreement.

ARTICLE XI

TAX MATTERS

The following provisions will govern the allocation of responsibility as between the Buyer and the Seller for certain Tax matters following the Closing Date:

11.1 Tax Periods Ending on or Before the Closing Date. The Buyer will prepare, or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns for the

Companies for all Tax periods ending on or prior to the Closing Date that are filed after the Closing Date other than any federal and state franchise or income Tax Returns of any of the Companies with respect to such periods (including, any consolidated, unitary or combined income Tax Return of the Seller or United Rentals, Inc. or their Affiliates that will include the operations of such Companies) (such franchise and income Tax Returns to be prepared and filed by the Seller shall be referred to as “Section 11.1 Income Tax Returns”). To the extent that the Buyer is responsible for the preparation and filing of Tax Returns pursuant to this Section 11.1, the Buyer will prepare such Tax Returns in accordance with past practice and permit the Seller to review, comment on and approve (which approval will not be unreasonably withheld or delayed) each such Tax Return prior to filing. The Seller will permit the Buyer to review, comment on and approve (which approval will not be unreasonably withheld or delayed) each Section 11.1 Income Tax Return (other than any federal income Tax Return and income Tax Returns for states which recognize elections under Section 338(h)(10) of the Code) prior to filing. The Seller will reimburse the Buyer for Taxes of the Companies with respect to such Tax Returns no later than five (5) Business Days prior to the date such Taxes are due to the extent such Taxes are not reflected in the Closing Balance Sheet as a Liability for Taxes and taken into account in the final Working Capital calculation.

11.2 Tax Periods Beginning Before and Ending After the Closing Date. The Buyer will prepare, or cause to be prepared, and timely file, or cause to be timely filed, any Tax Returns for the Companies for Tax periods that begin before the Closing Date and end after the Closing Date (“Straddle Periods”). The Buyer will prepare such Tax Returns in accordance with past practice and permit the Seller to review, comment on and, to the extent such item relates to the portion of such period ending on or before the Closing Date, approve each such Tax Return described in the preceding sentence prior to filing. The Seller will pay to the Buyer no later than five (5) Business Days prior to the date such Taxes of the Companies with respect to such Tax Returns are due an amount equal to the portion of such Taxes that relates to the portion of such Taxable period ending on the Closing Date to the extent such Taxes are not reflected in the Closing Balance Sheet as a Liability for Taxes and taken into account in the final Working Capital calculation. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date will (a) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to equal the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (b) in the case of any Tax based upon or related to income or receipts, be deemed to equal the amount that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that begins before and ends after the Closing Date will be taken into account as though the relevant Taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations will be made in a manner consistent with prior practice of the Companies.

11.3 Cooperation on Tax Matters.

(a) The Buyer and the Seller will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing and preparation of Tax

Returns pursuant to this Article and any Proceeding related to Taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Seller agree that the Companies will retain all books and records with respect to Tax matters pertinent to the Companies relating to any Taxable period beginning before the Closing Date in manner consistent with Section 9.2. The Buyer and the Seller further agree, upon the other Party’s request, to provide the other Party with all information that either Party may be required to report pursuant to Code §§ 6043 and 6043A and the Treasury Regulations promulgated thereunder.

(b) Notwithstanding anything in this Agreement to the contrary (including Article X), (i) in the case of any Proceeding or Tax Contest with respect to any consolidated, unitary or combined income Tax Returns of the Seller or United Rentals, Inc. (or Taxes with respect thereto) or for which Seller may be liable for indemnification under Section 11.8, the Seller shall have exclusive control and authority, at its expense, over the defense, prosecution and settlement of such Proceeding or Tax Contest, except that the Seller shall permit the Buyer and the Companies to review and comment, at their expense, on each such Proceeding or Tax Contest and (ii) the Buyer and the Companies shall not (x) file any amended Tax Return with respect to any of the Companies for any taxable period (or portion thereof) ending on or prior to the Closing Date or (y), with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date, make, rescind or change any Tax election, change any Tax accounting period, adopt or change any accounting method, enter into any closing agreement, settle any Tax claim or liability, assessment or Liability, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to Taxes. If a notice of any Tax deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim (a “Tax Contest”) or Proceeding is delivered, sent, commenced, or initiated to or against any Buyer Indemnified Parties by any Taxing authority that results in or may result in a loss for which indemnification may be claimed from the Seller under this Agreement, Buyer shall notify Seller in writing of such Tax Contest or Proceeding within five (5) days of any of the Buyer Indemnified Parties having notice of such Tax Contest or Proceeding; provided that the failure to so notify shall not relieve the Seller of its obligations under Section 11.8, except to the extent that such failure has materially prejudiced the Seller. At the request of Seller, Buyer shall cause the Buyer Indemnified Parties to execute any powers of attorney or other documents necessary in order to allow Seller to control, defend, prosecute and settle any such Proceeding or Tax Contest.

11.4 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the Transactions (but excluding the Transactions contemplated by the Transitional Services Agreement or IT Services Agreement) will be paid fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller when due, and the Buyer will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, the Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

11.5 Section 338(h)(10) Election; Tax Treatment of Purchase and Sale of Partnership Interests.

(a) 338(h)(10) Election. The Buyer and the Seller shall make, and shall cause URHT Inc. to join in making, or causing to be properly made, an election under Code § 338(h)(10) (and any comparable provisions of state, local or foreign law) with respect to the purchase and sale of the Shares and shall cooperate with each other to take all actions necessary and appropriate (including filing IRS Form 8023 and all other forms and documents as may be required) to effect and preserve a timely election in accordance with Treasury Regulation § 1.338(h)(10)-1 (and any comparable provisions of state, local or foreign law) with respect to the purchase and sale of the Shares (the “338(h)(10) Election”).

(b) Purchase and Sale of Partnership Interests. The Parties agree and acknowledge that the purchase and sale of the Partnership Interests shall be treated for federal tax purposes in a manner consistent with Rev. Rul. 99-6, 1999-1 C.B. 432 (Situation 2), as follows: (i) the sale of the Partnership Interests by the sellers thereof and (ii) the purchase of all of the assets, and assumption of liabilities, of URHT LP by the Buyer and, as applicable, its Affiliates.

(c) Allocation of Purchase Price. The Purchase Price shall be allocated between the Shares and the Partnership Interests as set forth on Schedule 11.5 and shall be further allocated by the Parties amongst the assets of each Company in the manner required by, in the case of the purchase and sale of the Shares, Code §338 and the Treasury Regulations thereunder and, in the case of the purchase and sale of the Partnership Interests, Code §1060 and the Treasury Regulations thereunder and, in each case, consistent with Schedule 11.5 hereto (the “Allocation”). Seller shall be responsible for determining and preparing the Allocation and shall submit such Allocation to Buyer for its review and consent; provided that, if Buyer does not object within 30 days after its receipt of the Allocation from Seller, such Allocation shall be treated as the agreed final Allocation. If Buyer does object to the Allocation by delivering written notice to Seller within such 30 days after Buyer’s receipt thereof, Seller and Buyer shall work in good faith and shall use commercially reasonable efforts to agree on a mutually acceptable Allocation; provided that, if Seller and Buyer cannot, within 30 days, agree on a mutually acceptable Allocation, all items of such Allocation on which the Parties do not mutually agree shall be submitted, within 5 days thereafter, to the Resolution Accountants for resolution within 10 days of submission thereto, which resolution shall be made based solely upon the submissions made by Seller and Buyer, and not upon an independent determination by the Resolution Accountants, and Seller and Buyer shall pay equal shares of the costs of the Resolution Accountants for such matter. The Parties hereby agree to adhere to the finally determined Allocation in all reports, returns and other documents filed with any Governmental Body (including Internal Revenue Service Form 8594 and any other filings required by Code §§ 338 or 1060 or otherwise under the Code or Treasury Regulations); provided, however, that nothing contained herein shall require any Party to contest or to litigate in any forum any proposed deficiency or adjustment by any Taxing authority which challenges the Allocation.

11.6 Tax Refunds. Any Tax refunds with respect to either Company that are received by the Buyer or either Company (or any Affiliate thereof), and any amounts credited against any Tax of the Buyer or either Company (or any Affiliate thereof), to which the Buyer or either

Company (or any Affiliate thereof) becomes entitled for either (a) Tax periods ending on or before the Closing Date or (b) Straddle Periods to the extent such refunds or credits relate to the portion of such Straddle Periods ending on the Closing Date, shall be for the account of the Seller, and the Buyer shall pay over to the Seller any refunds or amounts of any such credit, net of reasonable fees or expenses incurred by the Buyer or Company in obtaining such refund or credit, within five (5) days of receipt or entitlement thereto; provided, however, that the Buyer shall not be required to pay over to the Seller pursuant to this Section 11.6 (i) any refunds attributable to taxable losses occurring after the Closing Date, and (ii) any refunds to the extent such refunds are reflected as assets on the Closing Balance Sheet and were taken into account in the final Working Capital calculation. The Buyer or Company, as the case may be, shall use commercially reasonable efforts to obtain any such Tax refunds or credits.

11.7 Tax Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving either of the Companies shall be terminated as of the Closing Date and, after the Closing Date, neither of the Companies shall be bound thereby or have any liability thereunder.

11.8 Tax Indemnification by Seller. Without duplication for any Taxes for which the Seller is liable pursuant to Section 11.1 or 11.2, the Seller shall indemnify the Buyer Indemnified Parties and hold them harmless from and against any and all (i) Taxes (or non-payment thereof) of any of the Companies for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) Taxes of any Person (other than the Companies and their Subsidiaries) imposed on any of the Companies as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, together with, for each of clauses (i), (ii), and (iii), other Losses resulting or arising therefrom (provided that from such time and so long as Seller takes control of the underlying Proceeding or Tax Contest pursuant to Section 11.3(b), Seller shall not be responsible for any attorneys’ fees or other expenses incurred by the Buyer regarding the Proceeding or Tax Contest); provided, however, Seller shall be liable only to the extent that such Taxes exceed the amount, if any, that is included in the definition of Working Capital or Cash and, in each case, included in the calculation of the Purchase Price. Seller shall reimburse Buyer for any Taxes of the Companies that are the responsibility of Seller pursuant to this Section 11.8 within fifteen (15) Business Days after payment of such Taxes by Buyer, the Companies, or their Affiliates.

11.9 Tax Indemnification by Buyer and Companies. The Buyer and the Companies shall jointly and severally indemnify the Seller Indemnified Parties and hold them harmless from and against any and all (i) Taxes (or non-payment thereof) of Holding, the Buyer and the Companies for all taxable periods beginning after the Closing Date and, for any taxable period that includes (but does not end on) the Closing Date, the portion beginning after the Closing Date through the end of such taxable period, (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of Holding, the Buyer or the Companies (or any predecessor of any of the foregoing) is or was a member after the Closing Date, and (iii) Taxes of any other Person (other than Holding, the Buyer and the Companies) imposed on the Seller Indemnified Parties with respect to Seller’s ownership of the Companies by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring after the Closing, together with, for each of clauses (i), (ii), and (iii), other Losses resulting or arising therefrom. Buyer and the Companies shall reimburse Seller for any Taxes that are the responsibility of Buyer and the Companies pursuant to this Section 11.9 within fifteen (15) Business Days after payment of such Taxes.

ARTICLE XII

MISCELLANEOUS

12.1 Further Assurances. Each Party agrees to furnish upon request to the other Party such further information, to execute and deliver to the other Party such other documents (including instruments of conveyance and transfer), and to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement.

12.2 No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person (including any employee of the Seller or the Companies) other than the Parties, their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party; provided, however, that nothing in this Agreement shall restrict the right of the Parties to amend, waive or modify any provision of this Agreement as provided herein.

12.3 Entire Agreement. The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersedes all prior agreements (whether written or oral and whether express or implied) among the Parties to the extent related to the subject matter of the Transaction Documents (including the Letter of Intent and any prior letters of intent relating to the Transactions); provided, however, that that certain confidentiality letter agreement, dated as of February 16, 2006 (the “Confidentiality Agreement”), between United Rentals, Inc. and Wynnchurch shall continue in effect until the earlier of the Closing or the date upon which such letter agreement expires in accordance with its own terms.

12.4 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights, interests or obligations in this Agreement without the prior written approval of the other Party; provided that, notwithstanding the foregoing, (a) either Party may assign, delegate or transfer, in whole or in part, its rights, interests or obligations in this Agreement without the prior approval of the other Party to one or more of its Subsidiaries or Affiliates (provided that the license granted in Section 9.5(b) may not be assigned, delegated or transferred apart from the whole of this Agreement), (b) the Buyer may assign, in whole or in part, its rights or interests in this Agreement without the prior approval of the Seller as collateral security to any financial institution or institution providing debt financing to the Buyer or to one or more of its Subsidiaries or Affiliates or (c) either Party may assign, delegate or transfer, in whole or in part, its rights, interests or obligations in this Agreement without the prior approval of the other Party to (i) in the case of the Buyer, subject to Section 10.3, any Person that acquires, or succeeds to, all or substantially all of the assets and business of the Buyer, either of the Companies, or any of their respective material divisions or assets, or (ii) in the case of the Seller, any Person that acquires, or succeeds to, all or substantially all of the assets and business of the Seller, in each case whether such transaction is structured as a sale of stock, sale of assets, merger, recapitalization or otherwise, provided that no such assignment, delegation or transfer shall relieve the assigning, transferring or delegating Party of its obligations hereunder.

12.5 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or other electronic transmission), each of which will be deemed an original but all of which together will constitute one and the same agreement.

12.6 Notices. Any notice or other communication pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (c) of delivery of such notice if delivered in person on a Business Day or the next succeeding Business Day if delivered in person on a day that is not a Business Day and (d) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to the Seller:

United Rentals (North America), Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

Attn: Mr. Todd Helvie

Facsimile No.: (203) 622-6080

with a copy to:

United Rentals (North America), Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

Attn: General Counsel

Facsimile No.: (203) 618-7252

and to:

Kennedy Covington Lobdell & Hickman, L.L.P.

Hearst Tower

214 North Tryon Street, 47th Floor

Charlotte, North Carolina 28202

Attn: John D. Allison, Esq.

Facsimile No.: (704) 353-3134

If to the Buyer:

HTS Acquisition, Inc.

c/o Wynnchurch Capital Ltd.

39400 Woodward Avenue, Suite 185

Bloomfield Hills, Michigan 48304

Attn: Terry M. Theodore

Facsimile No.: (248) 593-5728

with a copy to:

Wynnchurch Capital Ltd.

Two Conway Park

150 N. Field Drive, Suite 165

Lake Forest, Illinois 60045

Attn: Frank Hayes

Ian M. Kirson

Facsimile No.: (847) 604-6105

and to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601

Attn: Richard W. Porter, P.C.

Mariano E. Martinez, Esq.

Facsimile No.: (312) 861-2200

and to:

Oak Hill Special Opportunities Fund, L.P.

65 E. 55th Street, 32nd Floor

New York, NY 10022

Attn: Bhavin Shah

Facsimile No.: (212) 838-8411

12.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all other Transaction Documents (unless otherwise stated therein) will be governed by the laws of the State of New York without giving effect to any choice or conflict of law principles of any jurisdiction.

(b) EACH PARTY (I) CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF NEW YORK (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (II) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS, (III) AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM, AND (IV) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 12.6.

(c) THE PARTIES TO THIS AGREEMENT EACH HEREBY KNOWINGLY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.8 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by the Buyer and the Seller. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party. The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision. No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

12.9 Severability. Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

12.10 Expenses. Except as otherwise expressly provided herein, each Party will bear all of its own expenses in connection with the Transactions (it being understood that the Seller shall pay the pre-Closing expenses of the Companies (unless such expenses are included as a liability in the final Working Capital calculation) and that neither Company shall pay any of the Seller’s expenses (including accountants’ and attorneys’ fees and expenses) in connection with the Transactions if the Closing is consummated unless such expenses are included as a liability in the final Working Capital calculation. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

12.11 Interpretation. The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Exhibit refers to the corresponding Exhibit attached to this Agreement and all such Exhibits are incorporated herein by reference. Any reference in this Agreement to any Schedule refers to the corresponding Schedule as Previously Disclosed pursuant to this Agreement and the applicable provisions of this Agreement are qualified to the extent a matter relating thereto is Previously Disclosed. The word “including” in this Agreement means “including without limitation.” This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise or as otherwise provided herein, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date. The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement. The Parties intend that each representation, warranty, covenant and agreement contained herein shall have independent significance.

12.12 Specific Performance. The Seller acknowledges that the Business is unique and recognizes and affirms that in the event of a breach of this Agreement by the Seller, money damages may be inadequate and the Buyer may have no adequate remedy at law. Accordingly, the Seller agrees that the Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the Seller hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by either Party to enforce Section 9.3 or 9.4 of this Agreement (or by Buyer as a result of the Seller breaching its obligation hereunder to transfer and deliver to Buyer the Shares or Partnership Interests), the other Party hereby waives and agrees to cause its Affiliates to waive any defense that there is an adequate remedy at law.

12.13 Time Is of the Essence. Time is of the essence with respect to all time periods and dates set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Stock Purchase Agreement as of the date first written above.

United Rentals (North America), Inc., a Delaware corporation

By:	/s/ Todd G. Helvie
Name:	Todd G. Helvie
Title:	Controller

HTS Acquisition, Inc.

By:	/s/ Ian Kirson
Name:	Ian Kirson
Title:	Vice President

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